Filed pursuant to Rule 424(b)(4)

Registration No. 333-235931

PROSPECTUS

ReWalk Robotics Ltd.

2,522,284 Ordinary Shares

Issuable upon Exercise of Outstanding Warrants

to Be Sold by Selling Shareholders

We are not selling any ordinary shares under this prospectus and will not receive any proceeds from the sale of shares listed in this prospectus. This prospectus relates only to the resale, from time to time, of up to 2,522,284 ordinary shares, par value NIS 0.25 per share, which are issuable upon the exercise of certain warrants held by the selling shareholders named in this prospectus (including shares that may be issued to the holder in lieu of fractional shares).

As set forth above, we have issued this prospectus solely to enable the selling shareholders, after exercising their warrants for cash, to receive the underlying ordinary shares free of restrictions on resale. While we will not receive any proceeds from the sale of shares covered by this prospectus, we will receive the proceeds of any warrants exercised for cash in the future, which will total up to approximately $17.4 million based on the warrants’ exercise prices.

The selling shareholders may offer and sell the shares from time to time at varying prices and in a number of different ways as each selling shareholder may determine through public or private transactions or through other means described under “Plan of Distribution” beginning on page 45. Each selling shareholder may also sell shares under Rule 144 under the Securities Act of 1933, as amended, if available, rather than under this prospectus.

The selling shareholders will bear all commissions, discounts and concessions, if any, attributable to the sale or disposition of the shares. Other than in connection with our indemnification obligations with respect to the selling shareholders, we will bear only the costs, expenses and fees in connection with the registration of the shares. We will not be paying any underwriting discounts or commissions in this offering. For more information, see “Plan of Distribution” beginning on page 45.

Our ordinary shares are listed on the NASDAQ Capital Market under the symbol “RWLK.” The last reported sales price of our ordinary shares on the Nasdaq Capital Market on February 19, 2020 was $0.89 per ordinary share.

We are a “smaller reporting company,” as defined under the federal securities laws and, as such, we may continue to elect to comply with certain reduced public company reporting requirements in future reports.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 4 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated March 10, 2020

This prospectus relates to the resale from time to time by selling shareholders of 2,522,284 ordinary shares issuable upon the exercise of certain outstanding warrants. Before buying any of the ordinary shares that the selling shareholders are offering, we urge you to carefully read this prospectus, together with the information incorporated by reference as described under the headings “Where You Can Find More Information” and “Information Incorporated by Reference” in this prospectus. These documents contain important information that you should consider when making your investment decision.

You should rely only on the information we have provided or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in or incorporated by reference into this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. You must not rely on any unauthorized information or representation. You should assume that the information in this prospectus is accurate only as of the dates on the front of this prospectus and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since those dates.

For investors outside the United States: We have not done anything that would permit this offering, or possession or distribution of this prospectus, in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ordinary shares and the distribution of this prospectus outside of the United States.

You should read this prospectus and the documents incorporated by reference in this prospectus when making your investment decision.

Unless the context clearly indicates otherwise, references in this prospectus to “we,” “our,” “ours,” “us,” “the Company” and “ReWalk” refer to ReWalk Robotics Ltd. and its subsidiaries.

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SUMMARY

This summary is not complete and does not contain all of the information that you should consider before investing in the securities offered by this prospectus. You should read this summary together with the entire prospectus carefully, including “Risk Factors” and our consolidated financial statements and the related notes, before making an investment decision. See “Risk Factors” for a discussion of the risks involved in investing in our ordinary shares.

Overview

We are an innovative medical device company that is designing, developing and commercializing robotic exoskeletons that allow individuals with mobility impairments or other medical conditions the ability to stand and walk once again. We have developed and are continuing to commercialize our ReWalk Personal and ReWalk Rehabilitation devices for individuals with Spinal Cord Injury (“SCI Products”), which are exoskeletons designed for individuals with paraplegia that use our patented tilt-sensor technology and an on-board computer and motion sensors to drive motorized legs that power movement. We began marketing ReWalk Rehabilitation for use in hospitals, rehabilitation centers and stand-alone training centers in the United States and Europe in 2011, and we received FDA clearance to market ReWalk Personal in the United States in June 2014. We have also developed and began commercializing our ReStore device in June 2019, following receipt of CE mark and FDA clearance in the second quarter of 2019. ReStore is a powered, lightweight soft exo-suit intended for use in the rehabilitation of individuals with lower limb disability due to stroke. Our principal markets are the United States and Europe. In Europe, we have a direct sales operation in Germany and the United Kingdom and work with distribution partners in certain other major countries. We operate our business from our offices in Marlborough, Massachusetts, Berlin, Germany and Yokneam, Israel.

Corporate Information

We were incorporated in 2001 under the laws of the State of Israel. Our principal executive offices are located at 3 Hatnufa St., Floor 6, Yokneam Ilit 2069203, Israel, and our telephone number is +972 (4) 959-0123. Our website address is www.rewalk.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus and is not incorporated by reference herein. We have included our website address in this prospectus solely for informational purposes. We have irrevocably appointed our subsidiary, ReWalk Robotics Inc., which is incorporated in Delaware, as our agent to receive service of process in any action against us in any United States federal or state court. The address of ReWalk Robotics Inc. is 200 Donald Lynch Blvd., Marlborough, MA 01752, and its telephone number is (508) 251-1154.

ReWalk® is our registered trademark in Israel and in the United States and Restore™ is our registered trademark in Europe and the United States. Other trademarks and service marks appearing in this prospectus are the property of their respective holders.

Outstanding Warrants Issued in Private Placements

The shares offered in this prospectus relate to the resale by selling shareholders of an aggregate of 2,522,284 ordinary shares issuable upon the exercise of various outstanding warrants (the “Warrants”), including:

●	warrants to purchase up to 45,600 ordinary shares with an exercise price of $7.1875 per share, exercisable from February 25, 2019 until February 21, 2024, which were issued to representatives of H.C. Wainwright & Co., LLC (“H.C. Wainwright”), as compensation for H.C. Wainwright’s role as the placement agent in our “best efforts” public offering of ordinary shares in February 2019 (the “February 2019 HCW Warrants”);

●	warrants to purchase up to 408,457 ordinary shares with an exercise price of $5.14 per share, exercisable from April 5, 2019 until October 7, 2024, which were issued to certain institutional purchasers in a private placement that took place concurrently with our registered direct offering of ordinary shares in April 2019 (the “April 2019 Institutional Warrants”);

●	warrants to purchase up to 49,015 ordinary shares, with an exercise price of $6.503125 per share, exercisable from April 5, 2019 until April 3, 2024, issued to representatives of H.C. Wainwright as compensation for H.C. Wainwright’s role as the placement agent in our April 2019 registered direct offering and concurrent private placement of warrants (the “April 2019 HCW Warrants”);

●	warrants to purchase up to 1,464,665 ordinary shares, with an exercise price of $7.50 per share, exercisable from June 5, 2019 or June 6, 2019 until June 5, 2024 or June 6, 2024, respectively, which were issued to certain institutional investors in a warrant exercise agreement on June 5, 2019 and June 6, 2019, respectively (the “June 2019 Private Placement Warrants”);

●	warrants to purchase up to 87,880 ordinary shares, with an exercise price of $9.375 per share, exercisable from June 5, 2019 until June 5, 2024, issued to certain representatives of H.C. Wainwright as compensation for H.C. Wainwright’s role as the placement agent in our June 2019 warrant exercise agreement and concurrent private placement of warrants (the “June 5, 2019 HCW Warrants”);

●	warrants to purchase up to 416,667 ordinary shares, with an exercise price of $6.00 per share, exercisable from June 12, 2019 until December 12, 2024 which were issued to certain institutional investors in a warrant exercise agreement in June 2019 (the “June 2019 Institutional Warrants”); and

●	warrants to purchase up to 50,000 ordinary shares, with an exercise price of $7.50 per share, exercisable from June 12, 2019 until June 10, 2024, issued to certain representatives of H.C. Wainwright as compensation for H.C. Wainwright’s role as the placement agent in our June 2019 registered direct offering and concurrent private placement of warrants (the “June 12, 2019 HCW Warrants”).

All Warrants were issued pursuant to the exemption from the registration requirements in Section 4(a)(2) of the Securities Act of 1933, as amended, including, in the case of the April 2019 Institutional Warrants, the June 2019 Private Placement Warrants and the June 2019 Institutional Warrants, Rule 506(b) or Rule 506(c) of Regulation D thereunder. We are filing the registration statement on Form S-1, of which this prospectus is a part, to enable the holders of the Warrants, after exercising their Warrants for cash, to receive the underlying ordinary shares free of restrictions on resale.

The Offering

Securities offered by the selling shareholders	2,522,284 ordinary shares issuable upon exercise of the outstanding Warrants.

Ordinary shares outstanding before this offering	12,753,903 ordinary shares as of February 20, 2020 (assuming no exercise of any outstanding common warrants or pre-funded warrants).

Ordinary shares to be outstanding after this offering	15,276,187 shares as of February 20, 2020 (assuming the exercise of all the outstanding Warrants and the resale of all underlying ordinary shares by the selling shareholders in this offering).

Use of proceeds	We will not receive any proceeds from the sale of ordinary shares by the selling shareholders. We will, however, receive the proceeds of any Warrants exercised for cash in the future. Such proceeds will be up to approximately $17.4 million, based on the exercise prices of such Warrants. See “Use of Proceeds” in this prospectus.

Dividend policy	We have never declared or paid any cash dividends on our ordinary shares. We do not anticipate paying any cash dividends in the foreseeable future.

Risk factors	You should carefully consider the risk factors described in the section of this prospectus entitled “Risk Factors,” together with all of the other information included in or incorporated by reference into this prospectus, before deciding to purchase our ordinary shares.

The total number of ordinary shares we disclose as outstanding before this offering excludes all ordinary shares underlying the Warrants, and the total number of shares we disclose as outstanding after this offering assumes that the selling shareholders will exercise all Warrants prior to reselling the ordinary shares issued upon such exercises. Additionally, unless otherwise stated in this prospectus, the total number of ordinary shares outstanding both before and after this offering is based on 12,753,903 shares outstanding as of February 20, 2020 as set forth above under “Ordinary shares outstanding before this offering” and excludes the following other securities as of February 20, 2020:

●	149,500 ordinary shares reserved for issuance under our equity incentive plans, of which there were (i) outstanding options to purchase 74,713 ordinary shares at a weighted average exercise price of $4.16 per share, (ii) 62,378 ordinary shares underlying unvested RSUs (not including the 2,757 RSUs that vested between January 1, 2020 and February 20, 2020); and (iii) 12,409 ordinary shares available for future grant;

●	97,496 ordinary shares issuable upon the exercise of warrants to purchase ordinary shares at an exercise price of $118.75, which were issued on November 1, 2016 in a follow-on public offering and are exercisable until November 1, 2021, subject to the terms thereof (the “November 2016 Oppenheimer Warrants”);

●	6,679 ordinary shares issuable upon the exercise of warrants to purchase ordinary shares at an exercise price of $7.50 per share, which were granted on December 31, 2015 and December 28, 2016 to Kreos Capital V (Expert Fund) Limited, and are currently exercisable (in whole or in part) until the earlier of (i) December 30, 2025 or (ii) an “M&A Transaction,” as defined in the warrant;

●	126,839 ordinary shares issuable upon the exercise of the common warrants to purchase ordinary shares at an exercise price of $7.50 per share, which were issued on November 20, 2018 in a follow-on public offering and may be exercised until November 20, 2023, subject to the terms thereof (the “November 2018 Common Warrants”);

●	106,680 ordinary shares issuable upon exercise of the warrants to purchase ordinary shares at an exercise price of $9.375 per share, which were issued on November 20, 2018 in a follow-on public offering as compensation to representatives of H.C. Wainwright in its role as underwriter (the “November 2018 HCW Warrants”);

●	1,546,828 ordinary shares issuable upon exercise of the February 2020 Pre-funded Warrants offered in connection with the February 2020 Public Offering, at an exercise price of $0.001 per share;

●	5,600,000 ordinary shares issuable upon the exercise of the February 2020 Common Warrants issued in connection with the February 2020 Public Offering; and

●	336,000 ordinary shares issuable upon the exercise of the February 2020 Placement Warrants with an exercise price of $1.5625 issued to representatives of H.C. Wainwright in its role as placement agent in connection with the February 2020 Public Offering.

Except as otherwise noted, all information in this prospectus reflects and assumes no exercise of outstanding options issued under our equity incentive plans or of the various warrants and common warrants listed above. Except as otherwise stated herein, all share, per-share and par value amounts in this prospectus have been adjusted to reflect the reverse share split of our issued and outstanding ordinary shares of 1:25 and accompanying increase in authorized share capital that were effected on April 1, 2019.

RISK FACTORS

An investment in our ordinary shares involves a high degree of risk. Our business, financial condition or results of operations could be materially and adversely affected by any of these risks. If any of these risks occur, the value of our ordinary shares and our other securities may decline. Before making your investment decision, you should carefully consider the risk factors set forth under the caption “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2019 (the “2019 Form 10-K”) and in any other filing we make with the SEC subsequent to the date of this prospectus, each of which is incorporated herein by reference, and in any supplement to this prospectus.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

In addition to historical information, this prospectus and the documents incorporated by reference into this prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, potential market opportunities and the effects of competition. Forward-looking statements may include projections regarding our future performance and, in some cases, can be identified by words like “anticipate,” “assume,” “believe,” “could,” “seek,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “should,” “will,” “would” or similar expressions that convey uncertainty of future events or outcomes and the negatives of those terms.

These forward-looking statements are based on our management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict, and many of which are outside of our control. Important factors that could cause our actual results, levels of activity or performance to differ materially from those indicated in the forward-looking statements include, among others:

●	our management’s conclusion, and our independent registered public accounting firm’s statement in its opinion relating to our consolidated financial statements for the fiscal year ended December 31, 2019, that there is a substantial doubt as to our ability to continue as a going concern;

●	our ability to have sufficient funds to meet certain future capital requirements, which could impair our efforts to develop and commercialize existing and new products;

●	our ability to maintain compliance with the continued listing requirements of the Nasdaq Capital Market and the risk that our ordinary shares will be delisted if we cannot do so;

●	our ability to establish a pathway to commercialize our products in China;

●	our ability to maintain and grow our reputation and the market acceptance of our products;

●	our ability to achieve reimbursement from third-party payors for our products;

●	our limited operating history and our ability to leverage our sales, marketing and training infrastructure;

●	our expectations as to our clinical research program and clinical results;

●	our expectations regarding future growth, including our ability to increase sales in our existing geographic markets and expand to new markets;

●	our ability to obtain certain components of our products from third-party suppliers and our continued access to our product manufacturers;

●	our ability to repay our secured indebtedness;

●	our ability to improve our products and develop new products;

●	the outcome of ongoing shareholder class action litigation relating to our initial public offering (“IPO”);

●	our compliance with medical device reporting regulations to report adverse events involving our products, which could result in voluntary corrective actions or enforcement actions such as mandatory recalls, and the potential impact of such adverse events on ReWalk’s ability to market and sell its products;

●	our ability to gain and maintain regulatory approvals;

●	our expectations as to the results of the FDA, potential regulatory developments with respect to our mandatory 522 postmarket surveillance study;

●	our ability to maintain adequate protection of our intellectual property and to avoid violation of the intellectual property rights of others;

●	the risk of a cybersecurity attack or breach of our IT systems significantly disrupting our business operations;

●	the impact of substantial sales of our shares by certain shareholders on the market price of our ordinary shares;

●	our ability to use effectively the proceeds of our offerings of securities;

●	the risk of substantial dilution resulting from the periodic issuances of our ordinary shares; and

●	the impact of the market price of our ordinary shares on the determination of whether we are a passive foreign investment company.

The preceding list is not intended to be an exhaustive list of all of our statements. Our ability to predict the results of our operations or the effects of various events on our operating results is inherently uncertain. Therefore, we caution you to consider carefully the matters described under the caption “Risk Factors” and certain other matters discussed in this prospectus, the documents incorporated by reference into this prospectus and other publicly available sources. All of the forward-looking statements included in this prospectus are based only on information available to us as of the date of this prospectus and speak only as of the date hereof. Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.

USE OF PROCEEDS

We are not selling any ordinary shares under this prospectus and will not receive any proceeds from the sale of shares listed in this prospectus. We will, however, receive the proceeds of any Warrants exercised for cash in the future. Such proceeds will be up to approximately $17.4 million, based on the exercise prices of such Warrants.

We currently expect to use such proceeds (after payment of expenses of approximately $50,000 in connection with this offering), if any, for (i) sales, marketing and reimbursement expenses related to market development activities of our ReStore device and broadening third-party payor coverage for the ReWalk Personal device; (ii) research and development costs related to developing our lightweight exo-suit technology for various lower limb disabilities, including stroke and other indications affecting the ability to walk as well as continued development of our spinal cord injury device; and (iii) general corporate purposes.

We will not be paying any underwriting discounts or commissions in this offering. The selling shareholders will bear all commissions and discounts, if any, attributable to the sale or disposition of the shares. Other than in connection with our indemnification obligations with respect to the selling shareholders, we will bear all costs, expenses and fees in connection with the registration of the shares (which do not include the fees and expenses of any selling shareholder counsel).

DESCRIPTION OF ORDINARY SHARES

The following description of our ordinary shares is a summary and is qualified in its entirety by reference to our Third Amended and Restated Articles of Association (“Articles of Association”). Our Articles of Association are filed as Exhibit 3.1 to the registration statement of which this prospectus forms part and are incorporated by reference herein.

Share Capital

Our authorized share capital currently consists solely of 60,000,000 ordinary shares, par value NIS 0.25 per share. 12,753,903 ordinary shares were issued and outstanding as of February 20, 2020.

All of our issued and outstanding ordinary shares are validly issued, fully paid and non-assessable. Our ordinary shares are not redeemable and, except with respect to the ordinary shares issued in an investment agreement, dated March 6, 2018, with Timwell Corporation Limited, a Hong Kong entity (“Timwell”), do not have any preemptive rights. Pursuant to the investment agreement, as long as Timwell holds at least 75% of the aggregate number of the ordinary shares it purchased, whenever the Company proposes to offer or sell any new securities other than in a public offering and in certain other scenarios, the Company must first offer Timwell the right to purchase its then-applicable preemptive pro rata fraction of such new securities as calculated based on the terms provided in the investment agreement.

Voting Rights

Pursuant to our Articles of Association, holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote before the shareholders at a general meeting. Shareholders may vote at a general meeting either in person, by proxy or by written ballot.

Quorum requirements

The quorum required for our general meetings of shareholders consists of at least two holders of our ordinary shares present in person or by proxy and holding among them at least 33 1/3% of the total outstanding voting rights.

Vote Requirements

Our Articles of Association provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required by the Israeli Companies Law or by our Articles of Association. Under the Israeli Companies Law, each of (i) the approval of an extraordinary transaction with a controlling shareholder and (ii) the terms of employment or other engagement of the controlling shareholder of the company or such controlling shareholder’s relative (even if not extraordinary) requires special approval. For more information, see our Registration Statement on Form 8-A as filed with the SEC on September 2, 2014 under the heading “Item 1. Description of Registrant’s Securities to be Registered.” Under our Articles of Association, the alteration of the rights, privileges, preferences or obligations of any class of our shares requires the ordinary majority vote of all classes of shares voting together as a single class at a shareholder meeting. Our Articles of Association also require that the removal of any director from office (other than our external directors) or the amendment of the provisions of our amended articles relating to our staggered board requires the vote of 65% of the total voting power of our shareholders. Another exception to the simple majority vote requirement is a resolution for the voluntary winding up, or an approval of a scheme of arrangement or reorganization, of the Company pursuant to Section 350 of the Israeli Companies Law, which requires the approval of holders of 75% of the voting rights represented at the meeting, in person, by proxy or by voting deed and voting on the resolution.

Transfer of Shares; Share Ownership Restrictions

Our fully paid ordinary shares are issued in registered form and may be freely transferred under our Articles of Association, unless the transfer is restricted or prohibited by another instrument, applicable law or the rules of a stock exchange on which the shares are listed for trade. The ownership or voting of our ordinary shares by non-residents of Israel is not restricted in any way by our Articles of Association or the laws of the State of Israel, except for ownership by nationals of some countries that are, or have been, in a state of war with Israel.

Election of Directors

Our ordinary shares do not have cumulative voting rights for the election of directors. As a result, the holders of a majority of the voting power represented at a shareholders meeting have the power to elect all of our directors, subject to the special approval requirements for external directors.

Under our Articles of Association, our board of directors must consist of not less than five but no more than thirteen directors, including two external directors as and if required by the Israeli Companies Law. Pursuant to our Articles of Association, other than the external directors, for whom special election requirements apply under the Israeli Companies Law, the vote required to appoint a director is a simple majority vote of holders of our voting shares, participating and voting at the relevant meeting. In addition, our directors, other than the external directors, are divided into three classes that are each elected at a general meeting of our shareholders every three years, in a staggered fashion (such that one class is elected each year), and serve on our board of directors unless they are removed by a vote of 65% of the total voting power of our shareholders at a general or special meeting of our shareholders or upon the occurrence of certain events, in accordance with the Israeli Companies Law and our Articles of Association. In addition, our Articles of Association allow our board of directors to appoint new directors and appoint directors to fill vacancies on the board of directors to serve for a term of office equal to the remaining period of the term of office of the directors(s) whose office(s) have been vacated.

External directors are elected for an initial term of three years, may be elected for additional terms of three years each under certain circumstances and may be removed from office pursuant to the terms of the Israeli Companies Law. Pursuant to regulations promulgated under the Israel Companies Law, as a company that does not have a controlling shareholder and that complies with the United States securities laws and the corporate governance rules of the NASDAQ Stock Market, we are permitted to “opt out” of the requirement to appoint external directors. In February 2018, we opted out of the requirement to have external directors.

Dividend and Liquidation Rights

We may declare a dividend to be paid to the holders of our ordinary shares in proportion to their respective shareholdings. Under the Israeli Companies Law, dividend distributions are determined by the board of directors and do not require the approval of the shareholders of a company unless the company’s articles of association provide otherwise. Our Articles of Association do not require shareholder approval of a dividend distribution and provide that dividend distributions may be determined by our board of directors.

Pursuant to the Israeli Companies Law, a company may make a distribution of dividends out of its profits on the condition that there is no reasonable concern that the distribution may prevent the company from meeting its existing and expected obligations when they fall due. The Israeli Companies Law defines such profit as retained earnings or profits accrued in the last two years, whichever is greater, according to the last reviewed or audited financial statements of the company, provided that the date of the financial statements is not more than six months before the distribution.

In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of our ordinary shares in proportion to their shareholdings. This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Exchange Controls

There are currently no Israeli currency control restrictions on payments of dividends or other distributions with respect to our ordinary shares or the proceeds from the sale of the shares, except for the obligation of Israeli residents to file reports with the Bank of Israel regarding certain transactions. However, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.

Shareholder Meetings

Under Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year that must be held no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to in our Articles of Association as extraordinary general meetings. Our board of directors may call extraordinary general meetings whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Israeli Companies Law provides that our board of directors is required to convene an extraordinary general meeting upon the written request of (i) any two of our directors or one-quarter of the members of our board of directors or (ii) one or more shareholders holding, in the aggregate, either (a) five percent or more of our outstanding issued shares and one percent of our outstanding voting power or (b) five percent or more of our outstanding voting power.

Subject to the provisions of the Israeli Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between four and 40 days prior to the date of the meeting. Furthermore, the Israeli Companies Law requires that resolutions regarding the following matters be passed at a general meeting of our shareholders:

●	amendments to our Articles of Association;

●	appointment or termination of our auditors;

●	appointment of external directors;

●	approval of certain related party transactions;

●	increases or reductions of our authorized share capital;

●	a merger; and

●	the exercise of our board of directors’ powers by a general meeting, if our board of directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management.

The Israeli Companies Law and our Articles of Association require that notice of any annual general meeting or extraordinary general meeting be provided to shareholders at least 21 days prior to the meeting and if the agenda of the meeting includes the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, or an approval of a merger, notice must be provided at least 35 days prior to the meeting.

Under the Israeli Companies Law and under our Articles of Association, shareholders are not permitted to take action via written consent in lieu of a meeting.

Access to Corporate Records

Under the Israeli Companies Law, shareholders generally have the right to review: minutes of our general meetings; our shareholders register and principal shareholders register; our Articles of Association; our annual financial statements; and any document that we are required by law to file publicly with the Israeli Companies Registrar or the Israel Securities Authority. In addition, shareholders may request to be provided with any document related to an action or transaction with a related party that requires shareholder approval under the related party transaction provisions of the Israeli Companies Law. We may deny a request to review a document if we believe it has not been made in good faith, that the document contains a trade secret or patent or that the document’s disclosure may otherwise impair our interests.

Acquisitions Under Israeli Law

Full Tender Offer. A person wishing to acquire shares of an Israeli public company and who would as a result hold over 90% of the target company’s issued and outstanding share capital (or of a class thereof) is required by the Israeli Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company (or the applicable class). If as a result of a full tender offer the purchaser would own more than 95% of the issued and outstanding share capital of the company or of the applicable class, and more than half of the shareholders who do not have a personal interest in the offer accept the offer, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. The law provides for appraisal rights if any shareholder files a request in court within six months following the consummation of a full tender offer, but the purchaser is entitled to stipulate that tendering shareholders forfeit their appraisal rights. If as a result of a full tender offer the purchaser would own 95% or less of the issued and outstanding share capital of the company or of the applicable class, the purchaser may not acquire shares that will cause its shareholding to exceed 90% of the issued and outstanding share capital of the company or of the applicable class.

Special Tender Offer. The Israeli Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of 25% or more of the voting rights in the company, unless there is already another holder of at least 25% of the voting rights in the company. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company, subject to certain exceptions.

A special tender offer must be extended to all shareholders of a company but the offeror is not required to purchase shares representing more than 5% of the voting power attached to the company’s outstanding shares, regardless of how many shares are tendered by shareholders. A special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer (excluding the purchaser, controlling shareholders, holders of 25% or more of the voting rights in the company or any person having a personal interest in the acceptance of the tender offer). If a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

Merger. The Israeli Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Israeli Companies Law are met, by a majority vote of each party’s shares, and, in the case of the target company, a majority vote of each class of its shares, voted on the proposed merger at a shareholders meeting.

For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the votes of shares represented at the shareholders meeting that are held by parties other than the other party to the merger, or by any person (or group of persons acting in concert) who holds (or hold, as the case may be) 25% or more of the voting rights or the right to appoint directors of the other party, vote against the merger. If, however, the merger involves a merger with a company’s own controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same special majority approval that governs all extraordinary transactions with controlling shareholders.

If the transaction would have been approved by the shareholders of a merging company but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders of the company.

Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the merging entities, and may further give instructions to secure the rights of creditors.

In addition, a merger may not be consummated unless at least 50 days have passed from the date on which a proposal for approval of the merger was filed by each party with the Israeli Companies Registrar and at least 30 days have passed from the date on which the merger was approved by the shareholders of each party.

Anti-takeover Measures Under Israeli Law

The Israeli Companies Law allows us to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred rights with respect to voting, distributions or other matters and shares having preemptive rights. Upon the closing of our initial public offering, our Articles of Association were amended to provide that no preferred shares are authorized. In the future, if we do authorize, create and issue a specific class of preferred shares, such class of shares, depending on the specific rights that may be attached to it, may have the ability to frustrate or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization and designation of a class of preferred shares will require an amendment to our Articles of Association, which requires the prior approval of the holders of a majority of the voting power attaching to our issued and outstanding shares at a general meeting. The convening of the meeting, the shareholders entitled to participate and the majority vote required to be obtained at such a meeting will be subject to the requirements set forth in the Israeli Companies Law as described above in “— Voting Rights.”

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is American Stock Transfer & Trust Company, LLC. Its address is 6201 15th Avenue, Brooklyn, New York 11219, and its telephone number is (800) 937-5449.

MANAGEMENT

The following table sets forth the name, age and position of each of our executive officers and directors:

Name	Age	Position

Larry Jasinski	62	Chief Executive Officer and Director
Ori Gon	38	Chief Financial Officer
Ofir Koren	50	General Manager, ReWalk Robotics Ltd. and Vice President, Research & Development and Regulatory
Jeff Dykan	61	Chairman of the Board of Directors
Aryeh Dan	61	Director
Yohanan R Engelhardt	61	Director
Chunlin Han	26	Director
Yasushi Ichiki	51	Director
Dr. John William Poduska	82	Director
Peter Wehrly	61	Director
Wayne B. Weisman	63	Director

Our Executive Officers

Larry Jasinski has served as our Chief Executive Officer and as a member of our board since February 2012. From 2005 until 2012, Mr. Jasinski served as the President and Chief Executive Officer of Soteira, Inc., a company engaged in development and commercialization of products used to treat individuals with vertebral compression fractures, which was acquired by Globus Medical in 2012. From 2001 to 2005, Mr. Jasinski was President and Chief Executive Officer of Cortek, Inc., a company that developed next-generation treatments for degenerative disc disease, which was acquired by Alphatec in 2005. From 1985 until 2001, Mr. Jasinski served in multiple sales, research and development, and general management roles at Boston Scientific Corporation. Mr. Jasinski has served on the board of directors of Massachusetts Bay Lines since 2015 and of LeMaitre Vascular, Inc. since 2003. Mr. Jasinski holds a B.Sc. in marketing from Providence College and an MBA from the University of Bridgeport.

Ori Gon became our Chief Financial Officer effective February 22, 2018. From 2015 to 2018, Mr. Gon served as our Corporate Controller. Prior to ReWalk Robotics Mr. Gon served as Corporate Controller at Oti Ltd from 2012 to 2015. Mr. Gon is a Certified Public Accountant in Israel and holds a B.A. in Economics from Hebrew University of Jerusalem.

Ofir Koren has served as our Vice President, Research & Development and Regulatory since February 2017, and was previously our Vice President Research and Development since he joined us in February 2013. Mr. Koren has also served as General Manager of ReWalk Robotics Ltd. in Israel since October 2017. From 2009 to 2013, Mr. Koren served as General Manager of RuggedCOM Israel, a developer of communications equipment. From 2007 to 2009, he served as the Vice President of Research and Development of Alvarion Technologies Ltd., an Israeli provider of wireless services. Mr. Koren holds a B.Sc. in electrical engineering from Tel Aviv University and an MBA from the University of Herriot Watt, Scotland.

Our Directors

Jeff Dykan has served on our Board since 2006 and has been the Chairman of our Board since 2009. He was appointed by our shareholder SCP Vitalife. Since 2002 Mr. Dykan has been a director of Vitalife Partners Management LP, the general partner of Vitalife, and since 2007 has been a director of its successor fund, SCP Vitalife GP, the corporate general partner of the common general partner of SCP Vitalife Partners II L.P. and its affiliate SCP Vitalife Partners (Israel) II L.P. He has also served as a managing member of SCP Vitalife Management Company, LLC and SCP Vitalife Management Israel Ltd., which by contract provides certain management services to the common general partner of SCP Vitalife. Prior to joining Vitalife, from 2001 to 2002, Mr. Dykan was the Chairman and Chief Executive Officer of BitBand Inc., formerly a provider of content management and delivery systems, specializing in video on demand for IPTV. Mr. Dykan is a member of the American Institute of CPAs and holds a B.Sc. in accounting and  management and an M.B.A. in computer applications, both from New York University. We believe that Mr. Dykan’s extensive knowledge of corporate finance, securities and investments and his years of acting in management roles provide him the qualifications and skills to serve as a member of our Board.

Aryeh (Arik) Dan has served on our Board since 2013. He was appointed by our shareholder Yaskawa Electric Corporation, a manufacturer of motion controllers, switches, industrial robots and other automation products. He has served as the President and Chief Executive Officer of Yaskawa Europe Technology since 2005. Mr. Dan holds a B.Sc. in aeronautical engineering from the Technion-Israel Institute of Technology and completed studies in the M.B.A. research program at Keio University, Japan. We believe that Mr. Dan’s leadership experience and his expertise in robotics technology and research and development provide him with the qualifications and skills to serve as a member of our Board.

Yohanan Engelhardt has served on our Board since May 2018 and has been the Chairman of our Audit Committee since May 3, 2018. Mr. Engelhardt served as CFO and VP Finance of publicly traded and private companies for 25 years, including 18 years at ViryaNet, a provider of mobile workforce management software solutions. During his tenure at ViryaNet he oversaw all financial operations, M&A activities, private placements, the company’s IPO and the sale of the company to a large private equity firm in 2014. Since 2015, he has provided CFO services to early-stage companies as well as accounting services to an accounting firm. Mr. Engelhardt holds a B.A. in accounting and economics from the Hebrew University of Jerusalem and a CPA license in the United States and in Israel. He is a member of the American Institute of Certified Public Accountants and the Institute of Certified Public Accountants in Israel. We believe that Mr. Engelhardt’s extensive background as executive in various public companies provides him the qualifications and skills to serve as a member of our Board.

Chunlin (Allen) Han has served on our Board May 15, 2019. Mr. Han currently serves as an executive director of Liquid Harmony Limited and head of investment and financing for Realcan Pharmaceutical Group Co. Ltd (“Realcan Pharmaceutical”), a large distributor of medical drugs and equipment in China with access to more than 8,000 hospitals and 33,000 primary medical institutions. At RealCan Pharmacuetical, he has been instrumental in acquiring more than 50 distribution companies and has participated in three joint venture investments. Mr. Han has a Bachelor of Science degree in pharmacology from McGill University. His father, Xu Han, and his mother, Renhua Zhang, indirectly control Timwell affiliate Realcan Ambrum, and Mr. Xu Han is the sole shareholder of Timwell. We believe that Mr. Han’s background in strategic transactions and his knowledge of certain international medical device markets equip him with the qualifications and skills to serve as a member of the Board.

Yasushi Ichiki has served on our Board since 2014. He was appointed by our shareholder Yaskawa Electric Corporation. Mr. Ichiki has been the Manager of the Corporate Planning Department, Corporate Planning Division, of Yaskawa Electric Corporation since May 2014. Previously, from February 2010 to April 2014, he served as the General Manager of Corporate Planning, Robotics Division of Yaskawa Europe GmbH. Mr. Ichiki holds a B.A. from Yamaguchi University, Japan. We believe that Mr. Ichiki’s management experience and his expertise in the development and marketing of robotics and power electronics technology provide him the qualifications and skills to serve as a member of our Board.

Dr. John William Poduska has served on our Board since 2014. Dr. Poduska currently serves as a director of EXA Corporation (NASDAQ: EXA), a developer and provider of simulation software systems, where he serves as chairman of the compensation committee and a member of the nominating and corporate governance committee. He also serves as a director on the boards of a number of privately-held companies. Dr. Poduska also served as a director of Novell, Inc. until 2011 and of Anadarko Petroleum Corporation and Safeguard Scientifics, Inc. until 2009. Dr. Poduska was the Chairman of Advanced Visual Systems Inc., a provider of visualization software, from January 1992 to December 2001. From December 1989 until December 1991, Dr. Poduska was President and Chief Executive Officer of Stardent Computer Inc., a computer manufacturer. From December 1985 until December 1989, Dr. Poduska served as Chairman and Chief Executive Officer of Stellar Computer Inc., a computer manufacturer he founded which is the predecessor of Stardent Computer Inc. Prior to founding Stellar Computer, Inc., Dr. Poduska founded Apollo Computer Inc. and Prime Computer, Inc. Dr. Poduska holds a Sc.D. from MIT and an Honorary Doctorate of Humane Letters from Lowell University. We believe that Dr. Poduska’s varied director experience, both in private and public companies, his expertise in computer engineering and his familiarity with developing companies equip him with the qualifications and skills to serve as a member of our Board.

Peter Wehrly has served on our Board since April 2016. Mr. Wehrly is currently the CEO and director of Vivex Biologics a privately held company focused on regeration medicine. Prior to joining Vivex Biologics, Mr. Wehrly served as the CEO and director of PQ Bypass, Inc. a privately-held company focused on peripheral arterial disease treatments. Mr. Wehrly previously served in multiple senior roles at Covidien plc from 2009 to 2015 when Covidien plc was acquired by Medtronic. Prior to joining Covidien, Mr. Wehrly served as President and Chief Executive Officer at Medingo Ltd., an Israel-based company, from 2008 to 2009. From 2000 to 2008, he held senior executive-level roles at Medtronic Spinal and Biologics in Memphis, Tennessee, where he oversaw the global market expansion of Medtronic’s core spinal fusion therapies, minimal access technologies, motion-sparing devices and biologic technologies. Prior to that, Mr. Wehrly spent 17 years at DePuy, a division of Johnson & Johnson. Throughout his career at various companies, Mr. Wehrly headed regional strategies to gain regulatory approval, reimbursement for launching new technologies in Europe, Japan, Australia, New Zealand, the United States and Canada. In addition, since 2017 Mr. Wehrly has been a director of Titan Spine and previously served as a director of Non-Linear Technologies. Mr. Wehrly holds a Bachelor of Science in Management from Ball State University in Muncie, Indiana and has been a member of a number of community boards. We believe that Mr. Wehrly’s leadership as an executive officer of various healthcare companies and his extensive experience in gaining regulatory approvals and reimbursement for new technologies provide him the qualifications and skills to serve as a member of our Board.

Wayne B. Weisman has served on our Board since 2009 and as a member of our audit committee since the end of December 2017 until May 2018. He was appointed by our shareholder SCP Vitalife. Since 2007, Mr. Weisman has been a director of SCP Vitalife GP, the corporate general partner of the common general partner of SCP Vitalife Partners II L.P. and its affiliate SCP Vitalife Partners (Israel) II L.P. He has also served as a managing member of SCP Vitalife Management Company, LLC, which by contract provides certain management services to the common general partner of SCP Vitalife. Mr. Weisman is Chairman of Recro Pharma, Inc. (NASDAQ: REPH), a pharmaceutical contract development and manufacturing company. Mr. Weisman also serves on the board of directors of Baudax Bio, Inc. (NASDAQ: BXRX), a specialty pharmaceutical company developing multiple non-opioid therapeutics for the treatment of serious acute pain. He also serves on the boards of a number of private companies, including Garnet Biotherapeutics Inc. and Echo360 Inc. Mr. Weisman previously served on the board of directors of each of EndoSpan Ltd. from 2009 to 2015, Ivenix, Inc. from 2011 to 2015 and Pocared Diagnostics Ltd. from 2007 to 2015. He is vice chairman of the board of trustees of Young Scholars Charter School. He is also an advisory board member of the Philadelphia-Israel Chamber of Commerce and Mid-Atlantic Diamond Ventures, the venture forum of Temple University. Mr. Weisman holds a B.A. from the University of Pennsylvania and a J.D. from the University of Michigan Law School. We believe that Mr. Weisman’s leadership as a director of various pharmaceutical and healthcare companies and his extensive experience serving as a director on other boards provide him the qualifications and skills to serve as a member of our Board.

Director Independence

Our Board determined in 2019 that all of our directors, other than Larry Jasinski, our Chief Executive Officer, are independent under NASDAQ listing standards. Furthermore, at that time, our Board also determined that each of the audit committee, compensation committee, and nominating and corporate governance committee is comprised of independent directors under the applicable NASDAQ listing standards and rules and regulations of the SEC. All such determinations as restated below are based on that assessment conducted in 2019, as the Board’s annual assessment for 2020 has not yet taken place. In making its determinations regarding independence in 2019, the Board carefully reviewed the categorical tests enumerated in the NASDAQ independence definition, as well as the individual circumstances of each director with regard to each director’s business and personal activities as they may relate to the Company and our management.

General Director Independence under NASDAQ Listing Standards

The NASDAQ definition of “independent director” includes a series of objective tests. Specifically, a director is deemed independent under the NASDAQ rules if such director is not an executive officer or employee of the Company or any other individual having a relationship which, in the opinion of the Company’s Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Generally, the following persons are not considered independent, among others:

●	a director who is, or at any time during the past three years was, employed by the company;

●	a director who accepted or who has a family member who accepted any compensation from the company in excess of $120,000 during any period of twelve consecutive months within the three years preceding the determination of independence, other than compensation for board or board committee service, compensation paid to a family member who is an employee (other than an executive officer) of the company, or benefits under a tax-qualified retirement plan, or non-discretionary compensation;

●	a director who is a family member of an individual who is, or at any time during the past three years was, employed by the Company as an executive officer;

●	a director who is, or has a family member who is, a partner in, or a controlling shareholder or an executive officer of, any organization to which the Company made, or from which the Company received, payments for property or services in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenues for that year, or $200,000, whichever is more, other than the following: (i) payments arising solely from investments in the Company’s securities; or (ii) payments under non-discretionary charitable contribution matching programs;

●	a director who is, or has a family member who is, employed as an executive officer of another entity where at any time during the past three years any of the executive officers of the Company serve on the compensation committee of such other entity; and

●	a director who is, or has a family member who is, a current partner of the Company’s outside auditor, or was a partner or employee of the Company’s outside auditor who worked on the Company’s audit at any time during any of the past three years.

Audit Committee

We have a separately designated standing audit committee. The audit committee consists of Mr. Yohanan Engelhardt, Dr. John William Poduska and Peter Wehrly. Mr. Yohanan Engelhardt serves as the chair of the audit committee.

Israel Companies Law Requirements

Under the Israel Companies Law, we are required to appoint an audit committee. As discussed below under “Opt-Out of Certain Israel Companies Law Requirements,” in February 2018 we opted out of certain Israel Companies Law requirements, including certain requirements as to the composition of our audit committee.

Nasdaq Listing Standards and SEC Requirements

Under the NASDAQ corporate governance rules, we are required to maintain an audit committee consisting of at least three independent directors. Each of the members of the audit committee is “independent” as such term is defined under the NASDAQ corporate governance rules and under Rule 10A-3(b)(1) promulgated under the Exchange Act, which is different from the general test for independence of board members and members of other committees.

Compensation Committee

We have a separately designated standing compensation committee. The compensation committee consists of Mr. Aryeh (Arik) Dan and Dr. John William Poduska. Dr. Poduska serves as the chair of the compensation committee.

Israel Companies Law Requirements

Under the Israel Companies Law, the board of directors of a public company must appoint a compensation committee. As discussed below under “Opt-Out of Certain Israel Companies Law Requirements”, in February 2018 we opted out of certain Israel Companies Law requirements, including certain requirements as to the composition of our compensation committee.

Nasdaq Listing Standards and Section 16 of the Exchange Act

Under the NASDAQ corporate governance rules, we are required to maintain a compensation committee consisting of at least two independent directors. Each of the members of the compensation committee is required to be independent under the NASDAQ listing standards relating to compensation committee members, which are different from the general test for independence of board and members of other committees. In assessing independence, the Board considered all factors specifically relevant to determining whether a director has a relationship to the Company which is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member and determined that each of the members of the compensation committee satisfies those requirements. Additionally, transactions between us and our directors and executive officers will be considered exempt from short-swing liability under Section 16(b) of the Exchange Act if approved by our Board or a committee composed solely of two or more “non-employee directors,” as defined in Rule 16b-3 under the Exchange Act (“Rule 16b-3”). Our Board has determined that each of the members of the compensation committee is a “non-employee director,” as defined in Rule 16b-3.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee consists of Mr. Aryeh (Arik) Dan and Mr. Jeff Dykan. Mr. Jeff Dykan serves as the chair of the nominating and governance committee.

Opt-Out of Certain Israel Companies Law Requirements

As an Israeli company, we are required to comply with the requirements of the Israel Companies Law and the regulations promulgated thereunder. Until early 2018, our Board was required to include at least two “external directors” as defined under the Israel Companies Law. In addition, we were required to comply with certain requirements under the Israel Companies Law regarding the composition of our audit committee and compensation committee, including requirements relating to the inclusion and role of the external directors on such committees. Pursuant to regulations promulgated under the Israel Companies Law, however, we—as a company that does not have a controlling shareholder, and that complies with the United States securities laws and the corporate governance rules of Nasdaq—were permitted to “opt out” of the requirement to appoint external directors as well as the above requirements related to the composition of the audit committee and the compensation committee.

In February 2018, our Board determined that opting out of the requirements under the Israel Companies Law regarding the appointment of external directors and the composition of our audit committee and compensation committee would reduce our administrative and financial burden and provide greater flexibility in attracting highly-qualified directors, while maintaining appropriate corporate governance standards; accordingly, we opted out of such requirements. As a result, our Board is no longer required to include two external directors, and our audit committee and compensation committee do not need to comply with certain committee composition requirements under the Israel Companies Law.

EXECUTIVE AND DIRECTOR COMPENSATION

For the avoidance of doubt, except as otherwise stated herein, all share, per-share and par value amounts have been adjusted to reflect the reverse share split of our issued and outstanding ordinary shares of 1:25 and accompanying increase in authorized share capital that were effected on April 1, 2019.

Summary Compensation Table

The table below provides certain information concerning the compensation for services rendered to us during the years ended December 31, 2018 and December 31, 2019 by (1) all individuals who served as our Chief Executive Officer during any part of the year ended December 31, 2019 and (2) our two most highly compensated executive officers (other than our Chief Executive Officer) who were serving as executive officers as of December 31, 2019 (together, our “Named Executive Officers”).

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards* ($)(2)		Option Awards* ($)(2)		All Other Compensation* ($)(3)		Total ($)
Larry Jasinski,	2019	391,400	82,194	13,320	(5)	66,598	(7)	-		553,512
Chief Executive	2018	388,550	98,936	47,031	(6)	235,156	(8)	-		769,673
Officer and Director(4)
Ori Gon,	2019	177,695	15,778	14,175	(10)	-		69,195	(13)	276,843
Chief Financial Officer(9)	2018	163,327	17,348	34,645	(11)	181,551	(12)	65,078	(14)	461,949
Ofir Koren,	2019	194,075	17,233	11,812	(15)	-		75,665	(18)	298,785
Vice President, Research & Development and Regulatory(9)	2018	185,162	18,947	14,109	(16)	70,547	(17)	76,971	(19)	365,736

(1)	Represents one-time discretionary cash bonuses to each of the Named Executive Officers.

(2)	Amounts represent the aggregate grant date fair value of such awards computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 (“FASB ASC Topic 718”). The fair value of Restricted Stock Units (RSUs) granted is determined based on the price of the Company’s ordinary shares on the date of grant. The fair value of options awards was estimated at the date of grant using a Black-Scholes-Merton option pricing model with assumptions related to expected volatility, risk free rate, dividend yield, expected term (in years) and ReWalk share price.

(3)	Amounts reported in this column include benefits and perquisites, including those mandated by Israeli law. Such benefits and perquisites include payments, contributions and/or allocations for social benefits and car expenses.

(4)	Mr. Jasinski does not receive any additional compensation for his services as a director. See “Director Compensation” below.

(5)	Consists of 2,485 RSUs that were granted under the 2014 Plan to Mr. Jasinski on March 27, 2019, which vest ratably in four equal annual installments starting on the first anniversary of the grant date.

(6)	Consists of 43,750 RSUs that were granted under the 2014 Plan to Mr. Jasinski on May 3, 2018, which vest ratably in four equal annual installments starting on the first anniversary of the grant date.

(7)	Consists of options to purchase 12,425 ordinary shares that were granted to Mr. Jasinski on March 27, 2019, with 25% of the options to vest on the first anniversary of the grant date and 6.25% of the options to vest and become exercisable on a quarterly basis thereafter. The options will also vest as follows: (A) 100% of the then-unvested options shall automatically vest upon the occurrence of an “Exit Event” (as defined below in this footnote) and the termination of Mr. Jasinski’s employment within 12 months following such Exit Event, other than a termination for cause (as defined in Mr. Jasinski’s employment agreement with the Company, as described below); or (B) upon a termination of Mr. Jasinski’s employment by the ReWalk Robotics, Inc., our wholly-owned U.S. subsidiary (the “Subsidiary”) without “cause” or by Mr. Jasinski for “Good Reason” (both as defined in Mr. Jasinski’s employment agreement) prior to an Exit Event, any unvested options that would have vested during the six months following the effective date of such termination had Mr. Jasinski remained employed by the Subsidiary during such period will automatically vest. “Exit Event” means (i) a sale of all or substantially all of the assets of the Company, (ii) a sale (including an exchange) of all or substantially all of the shares of the Company, (iii) a merger, acquisition, consolidation or amalgamation in which the Company is not the surviving corporation, (iv) a reverse merger in which the Company is the surviving corporation but the shares of the Company outstanding immediately preceding the merger are converted by virtue of the merger into other property, whether in the form of securities and/or cash or otherwise, (v) a scheme of arrangement for the purpose of effecting such sale, merger, acquisition, consolidation or amalgamation or (vi) such other transaction that is determined by the Board to be a transaction having a similar effect.

(8)	Consists of options to purchase 218,750 ordinary shares that were granted under the 2014 Plan to Mr. Jasinski on May 3, 2018, with 25% of the options to vest on the first anniversary of the grant date and 6.25% of the options to vest and become exercisable on a quarterly basis thereafter.

(9)	The amounts set forth for each of Mr. Gon and Mr. Koren in the columns “Salary,” “Bonus,” and “All Other Compensation” represent payments, contributions and/or allocations that were made in NIS, and have been translated to US dollars according to the average exchange rate on the applicable period.

(10)	Consists of 4,500 RSUs that were granted under the 2014 Plan to Mr. Gon on June 1, 2019, which vest ratably in three equal annual installments starting on the first anniversary of the grant.

(11)	Consists of 17,857 RSUs that were granted under the 2014 Plan to Mr. Gon on February 22, 2018 in connection with his appointment as Chief Financial Officer, and 13,125 RSUs that were granted to Mr. Gon on May 3, 2018. The RSUs vest ratably in four equal annual installments starting on the first anniversary of the applicable grant date.

(12)	Consists of options to purchase 96,525 ordinary shares that were granted under the 2014 Plan to Mr. Gon on February 22, 2018 in connection with his appointment as Chief Financial Officer, and options to purchase 65,625 ordinary shares that were granted under the 2014 Plan to Mr. Gon on May 3, 2018, with 25% of the options to vest on the first anniversary of the applicable grant date and 6.25% of the options to vest and become exercisable on a quarterly basis thereafter.

(13)	Consists of $50,679 for payments, contributions and/or allocations for social benefits and the aggregate incremental cost to the Company of $18,516 with respect to Mr. Gon’s personal use of a Company-leased car.

(14)	Consists of $47,424 for payments, contributions and/or allocations for social benefits and the aggregate incremental cost to the Company of $17,654 with respect to Mr. Gon’s personal use of a Company-leased car.

(15)	Consists of 3,750 RSUs that were granted under the 2014 Plan to Mr. Koren on June 1, 2019, which vest ratably in three equal annual installments starting on the first anniversary of the grant date.

(16)	Consists of 13,125 RSUs that were granted to Mr. Koren on May 3, 2018, which vest ratably in four equal annual installments starting on the first anniversary of the grant date.

(17)	Consists of options to purchase 65,625 ordinary shares that were granted under the 2014 Plan to Mr. Koren on May 3, 2018, with 25% of the options to vest on the first anniversary of the grant date and 6.25% of the options to vest and become exercisable on a quarterly basis thereafter.

(18)	Consists of $53,201 for payments, contributions and/or allocations for social benefits and the aggregate incremental cost to the Company of $22,464 with respect to Mr. Koren’s personal use of a Company-leased car.

(19)	Consists of $51,231 for payments, contributions and/or allocations for social benefits and the aggregate incremental cost to the Company of $25,740 with respect to Mr. Koren’s personal use of a Company-leased car.

Employment Agreements of Named Executive Officers

Larry Jasinski, our Chief Executive Officer, previously entered into employment agreement with our Subsidiary, and Ofir Koren, our Vice President, Research & Development and Regulatory, and Ori Gon, our Chief Financial Officer, previously entered into employment agreements with us. These employment agreements set forth their respective terms of employment, which terms are generally applicable to all of our executives, covering matters such as vacation, health, and other benefits. The following are descriptions of the material terms of our Named Executive Officers’ employment agreements.

Larry Jasinski

On January 17, 2011, we entered into an employment agreement with Mr. Jasinski, pursuant to which he has served as the Chief Executive Officer of the Company since February 12, 2012. The employment agreement provides for a current annual base salary of $391,400 (following annual increases), subject to annual review by, and increases in the discretion of, the Company, and an annual performance bonus of up to 35% of annual base salary. In the event that Mr. Jasinski’s employment is terminated by the Company without cause (as defined in the employment agreement), or if Mr. Jasinski terminates his employment for “Good Reason” (as defined in the employment agreement), he will be entitled to certain severance payments and benefits, including: (i) a lump sum payment equal to 90 days of his base salary, (ii) an annual performance bonus (calculated based on the assumption that to the extent performance objectives were achieved in the six-month period preceding his termination, they will also be achieved in the six months following termination), (iii) reimbursement for any COBRA or other medical, dental and vision premiums for twelve months following his termination and (iv) continued participation for a period of twelve months in any employee and executive benefit programs in effect as of his termination and reimbursement for the premium or other fees associated with continuation in any insurance program available to the Company’s employees as a non-employee or in a comparable program if participation as a non-employee would be barred. The employment agreement further provides that if Mr. Jasinski’s employment is terminated without cause or by Mr. Jasinski for Good Reason, any unvested portion of the options which would have vested during the six months following such termination had Mr. Jasinski remained employed by the Company, will automatically vest. If Mr. Jasinski terminates his employment without Good Reason, he will be entitled to receive a pro-rated amount of his annual performance bonus as determined in good faith by the Board. Mr. Jasinski is not entitled to any severance if he is terminated by the Company for cause.

The employment agreement is governed by the laws of the State of Delaware and contains non-solicitation and non-competition covenants (each of which remains in effect during the term of employment and for 12 months following termination of employment) and trade secrets and inventions clauses.

Ofir Koren

On January 15, 2013, we entered into an employment agreement with Mr. Ofir Koren. Pursuant to the employment agreement, Mr. Koren was appointed as our Vice President, Research and Development. The employment agreement, as amended, is not for any specific term and may be terminated by either party upon three months’ prior written notice (the “Notice Period”).

Pursuant to the employment agreement, Mr. Koren was entitled to an annual base salary of NIS 540,000 (approximately $151,685 based on current exchange rates), subject to increases as may be determined from time to time by the compensation committee. The amount of Mr. Koren’s annual base salary was subsequently amended by the Company’s compensation committee to be equal to NIS 701,964 (approximately $197,180 based on current exchange rates). Pursuant to the employment agreement, Mr. Koren was also entitled to an annual performance bonus equal to up to 20% of his annual base salary. The amount of the annual performance bonus has been subsequently amended by the Company’s compensation committee to be equal to up to 25% of Mr. Koren’s annual base salary. Mr. Koren will be entitled to his bonus post-termination, to the extent that he is terminated other than for cause (as defined in his employment agreement) after achieving his performance target but before receiving his bonus. Mr. Koren is also entitled to use of a Company-provided car and related maintenance expenses (returnable to the Company upon termination of employment). In the event that Mr. Koren’s employment is terminated by the Company (except if terminated by the Company for cause) or by Mr. Koren, Mr. Koren may be entitled to receive severance pay in such amounts as determined under and accordance with Section 14 of the Israel Severance Pay Law 5723-1963.

Mr. Koren’s employment agreement is governed by the laws of the State of Israel and contains non-solicitation and non-competition covenants (each of which remains in effect during the term of employment and for a period of 12 months following termination of employment) and trade secrets and inventions clauses. The Company may also terminate Mr. Koren’s employment immediately without providing prior notice (i) for cause (as defined in his employment agreement) or (ii) if the Company pays Mr. Koren a lump sum equal to the salary to which he would have been entitled during the Notice Period.

Ori Gon

On January 4, 2018, the Board appointed Mr. Ori Gon as Chief Financial Officer of the Company, effective February 22, 2018. On March 1, 2018, the Company entered into an amendment, effective as of the date of Mr. Gon’s appointment, to the employment agreement entered into on May 25, 2015 in connection with his previous employment by the Company. Pursuant to the terms of the amended employment agreement, Mr. Gon is entitled to (i) a current annual base salary of NIS 642,720 (following annual increases), subject to increases as may be determined from time to time by the compensation committee of the Board, (ii) an annual performance bonus up to 25% of annual base salary, subject to the achievement of objectives as determined by the compensation committee of the Board, and (iii) use of a Company-provided car and related maintenance expenses (returnable to the Company upon termination of employment). Pursuant to the Amendment, effective February 22, 2018, Mr. Gon also received, under the Company’s 2014 Incentive Compensation Plan, (i) options to purchase 96,525 ordinary shares of the Company, at an exercise price of $1.15, one-fourth of which become vested and exercisable on the first anniversary of the date of the grant, with the remaining options vesting in twelve equal quarterly installments thereafter, and (ii) restricted share units (“RSUs”) for 17,857 ordinary shares, which vest in four equal annual installments starting on the first anniversary of the date of grant. The terms of the options and the RSUs are materially consistent with the Company’s forms of option and RSU award agreements for employees and executive officers as previously filed with the SEC. In the event that Mr. Gon’s employment is terminated by the Company or Mr. Gon, Mr. Gon may be entitled to receive severance pay in such amounts as determined in accordance with the Israel Companies Law. The employment agreement is not for any specific term and may be terminated by either party at will upon three months’ prior written notice. The Company may also terminate Mr. Gon’s employment immediately without providing prior notice (i) for cause (as defined in the employment agreement) or (ii) if the Company pays Mr. Gon a lump sum equal to the salary to which he would have been entitled during the notice period. Mr. Gon’s employment agreement is governed by the laws of the State of Israel and contains non-solicitation and non-competition covenants (each of which remains in effect during the term of employment and for a period of 12 months and 24 months, respectively, following termination of employment) and trade secrets and inventions clauses.

2019 Non-Equity Incentive Plan

All employees, including our named executive officers, were eligible to participate in a non-equity incentive plan for fiscal year 2019, pursuant to which employees were eligible to receive a bonus with respect to their performance in such year. Each employee’s target was equal to a specified percentage of his or her base salary, and the actual bonus will be paid based on the achievement of certain business and personal performance objectives for the 2019 fiscal year. Not all goals will need to be met to receive a portion of the bonus. The business performance objective under the non-equity incentive plan for 2019 is based on achieving specified financial goals or milestones as set forth in the Compensation Policy as approved by the Company’s shareholders. These objectives are currently allocated as 40% for revenue targets, 15% for product development targets and 25% for cash management targets. A personal performance objective, which is subjective in nature, makes up the remaining 20%.

If the target is met in all categories of the business performance objective, 100% of the employee’s bonus will be paid. If certain lower targets are met with respect to revenue, reimbursement and product development, between 50% and 75% of the employee’s bonus will be paid. If targets are exceeded in all categories of the business performance objective, 150% of the bonus will be paid.

Equity Compensation Plans

2014 Equity Incentive Plan

On August 19, 2014, we adopted the 2014 Plan. The 2014 Plan provides for the grant of stock options, stock appreciation rights, restricted stock awards, RSUs, cash-based awards, other stock-based awards and dividend equivalents to our company’s and our affiliates’ respective employees, non-employee directors and consultants. Pursuant to an “evergreen” provision, the reserved pool of shares under the 2014 Plan increases on January 1 of each calendar year during the term of the 2014 Plan by a number of shares equal to the lesser of: (i) 38,880, (ii) 4% of the total number of shares outstanding on December 31 of the immediately preceding calendar year, and (iii) an amount determined by our Board. The reserved pool of shares under the 2014 Plan also includes (i) the number of shares available for issuance under our 2012 Equity Incentive Plan, our 2012 Israeli Sub Plan and our 2006 Stock Option Plan (collectively, the “Prior Plans”) as of the effective date of the 2014 Plan (in an amount not to exceed 5,124 shares) and (ii) shares underlying awards that are forfeited, cancelled or terminated, expire unexercised or are settled in cash in lieu of issuance, in each case, under the Prior Plans, in an amount not to exceed 44,627 ordinary shares. From and after the effective date of the 2014 Plan, no further grants or awards shall be made under the Prior Plans. Generally, shares that are forfeited, cancelled, terminated or expire unexercised or settled in cash in lieu of issuance of shares under the 2014 Plan shall be available for issuance under new awards. Generally, any shares tendered or withheld under the 2014 Plan to pay the exercise price, purchase price of an award, or any withholding taxes shall be available for issuance under new awards. Shares delivered pursuant to “substitute awards” (awards granted in assumption or substitution of awards granted by a company acquired by us) shall not reduce the shares available for issuance under the 2014 Plan. As of December 31, 2019, there were 126,811 ordinary shares subject to outstanding awards under the 2014 Plan, including options to purchase 52,024 ordinary shares and 62,378 ordinary shares underlying unvested RSUs, and 12,409 shares available for future grants.

The 2014 Plan is administered by the compensation committee which has authority in all matters related to the discharge of its responsibilities and the exercise of its authority under the plan. Awards under the 2014 Plan may be granted until ten years after the date on which the 2014 Plan was approved by our shareholders.

The terms of options granted under the 2014 Plan, including the exercise price, vesting provisions and the duration of an option, shall be determined by the compensation committee and set forth in an award agreement. Except as provided in the applicable award agreement, or in the discretion of the compensation committee, an option may be exercised only to the extent that it is then exercisable and shall terminate immediately upon a termination of service of the grantee.

Stock appreciation rights (“SARs”) are awards entitling a grantee to receive a payment representing the difference between the base price per share of the right and the fair market value of a share on the date of exercise. SARs may be granted in tandem with an option or independent and unrelated to an option. The terms of SARs granted under the 2014 Plan, including the base price per share, vesting provisions and the duration of an SAR, shall be determined by the compensation committee and set forth in an award agreement. Except as provided in the applicable award agreement, or in the discretion of the compensation committee, a SAR may be exercised only to the extent that it is then exercisable and shall terminate immediately upon a termination of service of the grantee. At the discretion of the compensation committee, SARs will be payable in cash, ordinary shares or equivalent value or some combination thereof.

Restricted stock awards are ordinary shares that are awarded to a grantee subject to the satisfaction of the terms and conditions established by the compensation committee in the award agreement. Until such time as the applicable restrictions lapse, restricted shares are subject to forfeiture and may not be sold, assigned, pledged or otherwise disposed of by the grantee who holds those shares.

RSUs are awards covering a number of hypothetical units with respect to shares that are granted subject to such vesting and transfer restrictions and conditions of payment as the compensation committee may determine in an award agreement. RSUs are payable in cash, ordinary shares of equivalent value or a combination thereof.

The 2014 Plan provides for the grant of cash-based award and other stock-based awards (which are equity-based or equity related award not otherwise described in the 2014 Plan). The terms of such cash-based awards or other stock-based awards shall be determined by the compensation committee and set forth in an award agreement.

The compensation committee may grant dividend equivalents based on the dividends declared on shares that are subject to any award. Dividend equivalents may be subject to any limitations and/or restrictions determined by the compensation committee and shall be converted to cash or additional shares by such formula and at such time, and shall be paid at such times, as may be determined by the compensation committee.

In the event of any dividend (excluding any ordinary dividend) or other distribution, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, combination, repurchase or exchange of shares or similar event (including a change in control) that affects the ordinary shares, the compensation committee shall make any such adjustments in such manner as it may deem equitable, including, but not limited to, any or all of the following: (i) adjusting the number of shares available for grant under the 2014 Plan, (ii) adjusting the terms of outstanding awards, (iii) providing for a substitution or assumption of awards and (iv) cancelling awards in exchange for a payment in cash. In the event of a change of control, each outstanding award shall be treated as the compensation committee determines, including, without limitation, (i) that each award be honored or assumed, or equivalent rights substituted therefor, by the new employer or (ii) that all unvested awards will terminate upon the change in control. Notwithstanding the foregoing, in the event that it is determined that neither (i) or (ii) in the preceding sentence will apply, all awards will become fully vested.

2014 U.S. Sub Plan

The 2014 U.S. Sub Plan applies to grantees that are subject to U.S. federal income tax. The 2014 U.S. Sub Plan provides that options granted to the U.S. grantees will either be incentive stock options pursuant to Section 422 of the Internal Revenue Code or nonstatutory stock options. Options, other than certain incentive stock options described below, must have an exercise price not less than 100% of the fair market value of an underlying share on the date of grant. Incentive stock options that are not exercised within ten years from the grant date expire, provided that incentive stock options granted to a person holding more than 10% of our voting power will expire within five years from the date of the grant and must have an exercise price at least equal to 110% of the fair market value of an underlying share on the date of grant. The number of shares available under the 2014 Plan for grants of incentive stock options shall be the total number of shares available under the 2014 Plan subject to any limitations under the Internal Revenue Code and provided that shares delivered pursuant to “substitute awards” shall reduce the shares available for issuance of incentive stock options under the 2014 Plan. It is the intention that no award shall be deferred compensation subject to Section 409A of the Internal Revenue Code unless and to the extent that the compensation committee specifically determines otherwise. If the compensation committee determines an award will be subject to Section 409A of the Internal Revenue Code such awards shall be intended to comply in all respects with Section 409A of the Code, and the 2014 Plan and the terms and conditions of such awards shall be interpreted and administered accordingly.

2012 Equity Incentive Plan

On March 30, 2012, we adopted our 2012 Equity Incentive Plan, or the 2012 Plan, which was approved by our shareholders on the same date. The 2012 Plan provides for the grant of options, restricted shares, restricted share units, share appreciation rights, performance units, performance shares and other shares or cash awards to our company’s and our affiliates’ respective employees, directors and consultants. As of December 31, 2019, options to purchase 22,002 ordinary shares were outstanding under the 2012 Plan. The 2012 Plan was terminated on August 19, 2014, although option awards outstanding as of that date will continue in full force in accordance with the terms under which they were granted. In the event that any award shall for any reason expire or terminate without having been exercised or paid in full, the shares not acquired shall revert to the 2014 Plan and again become available for issuance. Following the termination of the 2012 Plan, awards may no longer be granted under the plan.

The 2012 Plan is administered by our Board, unless and until the board delegates administration to a committee, which shall determine the grantees of awards and the terms of the grant, including, exercise prices, vesting schedules, acceleration of vesting and the other matters necessary in the administration of the 2012 Plan. Awards under the 2012 Plan may be granted until ten years after the date on which the 2012 Plan was approved by our shareholders.

Options granted under the 2012 Plan are either incentive share options pursuant to Section 422 of the Internal Revenue Code or nonstatutory share options. Options generally vest as determined by the board or committee. Options, other than certain incentive share options described below, must have an exercise price not less than 100% of the fair market value of an underlying share on the date of grant. Options, other than certain incentive share options described below, that are not exercised within ten years from the grant date expire, unless otherwise determined by our Board or its designated committee, as applicable. Incentive share options granted to a person holding more than 10% of our voting power will expire within five years from the date of the grant and must have an exercise price at least equal to 110% of the fair market value of an underlying share on the date of grant. Unless otherwise provided in an option agreement, in the event of termination of employment or services for reasons of disability or death, the grantee, or in the case of death, his or her legal successor, may generally exercise options that have vested prior to termination within a period of one year from the date of disability or death (or the expiration of the term of the option, if earlier). If a grantee’s employment or service is terminated for any other reason, the grantee may generally exercise his or her vested options within 90 days of the date of termination (or the expiration of the term of the option, if earlier).

Share appreciation rights are awards entitling a grantee to receive a payment representing the difference between the base price per share of the right and the fair market value of a share on the date of exercise subject to any terms or conditions as the board or committee may determine in the award agreement. Share appreciation rights are payable in cash, shares of equivalent value or a combination thereof.

Restricted share awards are ordinary shares that are awarded to a grantee subject to the satisfaction of the terms and conditions established by the board or committee in the award agreement. Until such time as the applicable restrictions lapse, restricted shares are subject to forfeiture and may not be sold, assigned, pledged or otherwise disposed of by the participant who holds those shares.

RSUs are awards covering a number of hypothetical units with respect to shares that are granted subject to such vesting and transfer restrictions and conditions of payment as the board or committee may determine. Restricted share units are payable in cash, shares of equivalent value or a combination thereof.

Performance share awards are awards denominated in shares which may be earned in whole or part upon attainment of performance goals or other vesting criteria as the board or committee may determine.

Performance units are awards covering a number of hypothetical units with respect to shares that may be earned in whole or in part upon attainment of performance goals or other vesting criteria as the board or committee may determine. Performance units are payable in cash, shares of equivalent value or a combination thereof.

Awards under the 2012 Plan may be made subject to performance goals relating to one or more business criteria and may provide for a targeted level or levels of achievement.

In the event that any change is made to the shares without consideration to the company (through merger, consolidation, reorganization, recapitalization, share dividend or similar event), the class and number of shares available for issuance, maximum award limits and any outstanding awards under the 2012 Plan will be appropriately adjusted. In the event of a change in control, either (i) the surviving entity may assume and continue outstanding awards (or substitute similar awards) in all or in part or (ii) if the surviving entity does not assume and continue awards (or substitute similar awards), unvested awards will be forfeited and vested awards shall terminate if not exercised at or prior to the change in control. Notwithstanding the foregoing, in the event of a change in control, the board, in its discretion, may accelerate the vesting of any or all awards, in whole or in part.

2012 Israeli Sub Plan

The 2012 Israeli Sub Plan provides for the grant by us of awards pursuant to Sections 102 and 3(i) of the Israeli Income Tax Ordinance (the “Ordinance”) and the rules and regulations promulgated thereunder. The 2012 Israeli Sub Plan provides for options and share awards to be granted to our or our affiliates’ employees, directors and officers who are not “Controlling Shareholders,” as defined in the Ordinance, and who are considered Israeli residents, to the extent that such options or awards either are (i) intended to qualify for special tax treatment under the “capital gains track” provisions of Section 102(b)(2) of the Ordinance or (ii) not intended to qualify for such special tax treatment. The 2012 Israeli Sub Plan also provides for the grant of options under Section 3(i) of the Ordinance to our Israeli non-employee service providers and controlling shareholders, who are not eligible for such special tax treatment.

2012 U.S. Sub Plan

The 2012 U.S. Sub Plan applies to grants to participants who are citizens or residents of the United States on the date of grant of an award. Under the 2012 U.S. Sub Plan, the board may require a participant to represent that he or she is acquiring securities for investment purposes and without a view to distribution thereof. Shares will not be issued under the U.S. Sub Plan unless the issuance complies with the requirements of any stock exchange on which the shares are then listed or quoted, any securities or tax laws and all other applicable laws. All shares delivered under the U.S Sub Plan will be subject to such transfer orders and other restrictions as our Board may deem advisable under the rules, regulations, and other requirements of any stock exchange upon which the shares are then listed and any applicable laws. Our obligations under the U.S. Sub Plan will be conditioned on the payment by the participant of all applicable withholding taxes.

The U.S. Plan contains provisions relating solely to participants located in California, which generally provide that in the event of termination of employment or services for reasons of disability or death, the participant, or in the case of death, his or her legal successor, may generally exercise options that have vested prior to termination within a period of six months from the date of disability or death (or the expiration of the term of the option, if earlier). If a participant’s employment or service is terminated for any other reason, the grantee may generally exercise his or her vested options within 30 days of the date of termination (or the expiration of the term of the option, if earlier).

2006 Stock Option Plan

In November of 2006, we adopted our 2006 Stock Option Plan, which we refer to as the 2006 Plan. The 2006 Plan provides for the grant of stock options to our employees who are considered Israeli residents, members of our board or consultants. As of December 31, 2019, options to purchase 687 ordinary shares were outstanding under the 2006 Plan. The 2006 Plan was terminated on August 19, 2014, although option awards outstanding as of that date will continue in full force in accordance with the terms under which they were granted. In the event that any option shall for any reason expire or terminate without having been exercised, the shares not acquired shall revert to the 2014 Plan and again become available for issuance. Following the termination of the 2006 Plan, awards may no longer be granted under the plan.

The 2006 Plan is administered by our Board, unless the Board delegates administration to a committee, which determines the grantees of options and the types of options to be granted, approves the terms and conditions of options, exercises such powers and performs such acts necessary or expedient to promote the best interests of the company with respect to the 2006 Plan. Our Board may, at any time, amend, alter, suspend or terminate the 2006 Plan, but may not thereby impair the rights of any grantee without his or her consent.

The terms of options granted under the 2006 Plan are determined by the administrator and set forth in an option agreement. Such terms include the type of option, the term of the option, the exercise price and the vesting schedule. Unless otherwise stated in an option agreement, each option expired two years after our initial public offering in September 2014.

The 2006 Plan provides for treatment of options upon various terminations of employment or other service to the company, including the period for which the vested period of option can be exercised following termination and, in some cases (such as termination due to disability, death or retirement), the exercisability of the portion of the option that would have become vested on the next vesting date.

The number of shares covered by or underlying each outstanding option and the number of shares which have been authorized for issuance under the 2006 Plan shall be appropriately adjusted in the case of any increase or decrease in the number of issued shares resulting from a share split, reverse share split, recapitalization, combination or reclassification of the shares, rights issues or any other increase or decrease in the number of issued shares in each case effected without receipt of consideration by the company. In the event of a merger or acquisition, each outstanding option shall be assumed or an equivalent award substituted by the successor company or a parent or subsidiary of the successor company. In the event that the successor company refuses to assume or substitute outstanding options, such options shall be deemed fully exercisable upon the closing of the transaction. In the event of a voluntary liquidation which is not considered a merger or acquisition under the 2006 Plan, each grantee shall be notified and have the right to exercise the vested options within five days.

Equity Compensation Plan Information

The following table provides certain aggregate information with respect to our ordinary shares that may be issued under our equity compensation plans in effect as of December 31, 2019.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1)(2)	Weighted- average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column)(3)
Equity compensation plans approved by security holders	137,091	$22.70	12,409
Equity compensation plans not approved by security holders	-	-	-
Total	137,091	$22.70	12,409

(1)	Represents shares issuable under our (i) 2014 Plan upon exercise of options outstanding to purchase 52,024 shares and upon the settlement of outstanding RSUs with respect to 62,378 shares, (ii) 2012 Equity Incentive Plan upon exercise of options outstanding to purchase 22,002 shares, and (iii) 2006 Stock Option Plan upon exercise of options outstanding to purchase 687 shares.

(2)	The weighted average remaining term for the expiration of stock options is 6.34 years.

(3)	Represents shares available for future issuance under our 2014 Plan. The number of our ordinary shares reserved for issuance under the 2014 Plan is automatically increased each January 1 of each calendar year during the term of the 2014 Plan by a number of shares equal to the lesser of: (x) 38,880, (y) 4% of the total number of shares outstanding on December 31 of the immediately preceding calendar year, and (z) an amount determined by our Board.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information concerning outstanding equity awards as of December 31, 2019, for each Named Executive Officer:

		Option Awards				Stock Awards
Name	Grant Date(1)	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested(2) ($)
Larry Jasinski	5/1/2012(3)	6,619	-	32.93	5/1/2022
	5/10/2012(4)	3,308	-	32.93	5/10/2022
	12/24/2013(5)	5,641	-	37.14	12/24/2023
	6/27/2017(6)	1,875	3,125	52.50	6/27/2027
	5/3/2018(7)	3,281	5,468	26.88	5/3/2028
	3/27/2019(8)	-	12,425	5.37	3/27/2029
	5/24/2016(9)					100	216
	6/27/2017(10)					500	1,080
	10/5/2017(11)					1,045	2,257
	5/3/2018(12)					1,313	2,836
	3/27/2019(13)					2,485	5,368
Ori Gon	2/22/2018(14)	1,689	2,172	28.75	2/22/2028
	5/3/2018(7)	984	1,641	27.11	5/3/2028
	5/18/2016(15)					38	82
	4/18/2017(16)					150	324
	10/5/2017(11)					31	67
	2/22/2018(17)					535	1,156
	5/3/2018(12)					394	851
	6/1/2019(18)					4,500	9,720
Ofir Koren	7/17/2013(19)	75	-	32.93	7/17/2023
	12/24/2013(20)	676	-	37.14	12/24/2023
	4/18/2017(21)	937	563	50.00	4/18/2027
	5/3/2018(7)	984	1,641	26.88	5/3/2028
	5/18/2016(15)					34	73
	4/18/2017(16)					150	324
	10/5/2017(11)					180	389
	5/3/2018(12)					394	851
	6/1/2019(18)					3,750	8,100

(1)	Represents grant dates of the stock option and RSU awards.

(2)	The amount listed in this column represents the product of the closing market price of the Company’s ordinary shares as of December 31, 2019 ($2.16) multiplied by the number of shares subject to the award.

(3)	Option awards became vested and exercisable a rate of 1/12th the original number of ordinary shares subject thereto on a quarterly basis commencing on May 1, 2012.

(4)	Option awards became vested and exercisable a rate of 1/12th the original number of ordinary shares subject thereto on a quarterly basis commencing on May 10, 2012.

(5)	Option awards became vested and exercisable a rate of 1/48th the original number of ordinary shares subject thereto on a quarterly basis commencing on January 23, 2014.

(6)	Option awards vested with respect to 1/4th of the original number of ordinary shares subject thereto on June 27, 2018 and vest thereafter at a rate of 1/16th of the original number of shares on a quarterly basis commencing on September 27, 2018 and ending on June 27, 2021.

(7)	Option awards vest with respect to 1/4th of the original number of ordinary shares subject thereto on May 3, 2019 and thereafter at a rate of 1/16th of the original number of shares on a quarterly basis commencing on August 3, 2019 and ending on May 3, 2022.

(8)	Option awards vest with respect to 1/4th of the original number of ordinary shares subject thereto on March 27, 2020 and thereafter at a rate of 1/16th of the original number of shares on a quarterly basis commencing on June 27, 2019 and ending on March 27, 2023.

(9)	RSUs vested with respect to 1/4th of the original number of ordinary shares subject thereto on May 24, 2017 and vest thereafter at a rate of 1/16th of the original number of shares on a quarterly basis commencing on August 24, 2017 and ending on May 24, 2020.

(10)	RSUs vested with respect to 1/4th of the original number of shares on an annual basis commencing on June 27, 2018 and ending on June 27, 2021.

(11)	RSUs vested with respect to 1/3rd of the original number of shares on an annual basis commencing on October 5, 2018 and ending on October 5, 2020. The RSUs were granted in connection with the cancellation of certain underwater stock options as part of the Equity Exchange Program.

(12)	RSUs vested with respect to 1/4th of the original number of shares on an annual basis commencing on May 3, 2019 and ending on May 3, 2022.

(13)	RSUs vested with respect to 1/3rd of the original number of shares on an annual basis commencing on March 27, 2020 and ending on March 27, 2022.

(14)	Option awards vest with respect to 1/4th of the original number of ordinary shares subject thereto on February 22, 2019 and thereafter at a rate of 1/16th of the original number of shares on a quarterly basis commencing on May 22, 2019 and ending on May 22, 2022.

(15)	RSUs vested with respect to 1/4th of the original number of ordinary shares subject thereto on May 18, 2017 and vested thereafter at a rate of 1/16th of the original number of shares on a quarterly basis commencing on August 18, 2017 and ending on May 18, 2020.

(16)	RSUs vested with respect to 1/4th of the original number of shares on an annual basis commencing on April 18, 2018 and ending on April 18, 2021.

(17)	RSUs vest with respect to 1/4th of the original number of ordinary shares subject thereto on February 22, 2019 and vest thereafter at a rate of 1/16th of the original number of shares on a quarterly basis commencing on May 22, 2019 and ending on May 22, 2022.

(18)	RSUs vested with respect to 1/3rd of the original number of shares on an annual basis commencing on June 1, 2020 and ending on June 1, 2022.

(19)	Option awards vested with respect to 1/48th of the original number of ordinary shares subject thereto on July 17, 2014 and vested thereafter at a rate of 1/48th of the original number of shares on a monthly basis ending on June 1, 2017.

(20)	Option awards vested with respect to 1/48th of the original number of ordinary shares subject thereto on January 24, 2014 and vested thereafter at a rate of 1/48th of the original number of shares on a monthly basis ending on December 1, 2017.

(21)	Option awards vested with respect to 1/4th of the original number of ordinary shares subject thereto on April 18, 2018 and vest thereafter at a rate of 1/16th of the original number of shares on a quarterly basis commencing on July 18, 2018 and ending on April 18, 2021.

Potential Payments Upon Termination or Change in Control

See “Executive and Director Compensation—Employment Agreements.”

We have adopted, pursuant to shareholder approval, our Compensation Policy, which provides for certain benefits to our executive officers upon retirement or termination, whether or not in the event of a change in control. We may memorialize any of these benefits in arrangements we enter into with individual executive officers. Under the Compensation Policy, executive officers may be entitled to advance notice of termination of up to 12 months and to obtain up to 12 months of post-termination health insurance. In addition to receiving severance pay as required or facilitated under the local laws of the relevant jurisdiction, executive officers may have the right to receive up to 12 months of base salary and benefits, taking into account the period of the officer’s service or employment, his or her performance during employment and contribution to the Company’s targets and profits and the circumstances surrounding termination of his or her employment. These benefits are designed to attract and motivate highly skilled professionals to join our Company and to enable us in to retain key management.

Compensation Committee Interlocks and Insider Participation

None of the members of the compensation committee is, or has ever been, an officer or employee of the Company or any of its subsidiaries. In addition, during the last fiscal year, no executive officer of the Company served as a member of the board of directors or the compensation committee of another entity that has one or more executive officers serving on the Company’s compensation committee or the Board.

Director Compensation

The following table provides certain information concerning the compensation for services rendered in all capacities by each non-employee director serving on our Board during the year ended December 31, 2019, other than Mr. Larry Jasinski, our CEO, who did not receive additional compensation for his services as director and whose compensation is set forth in the Summary Compensation Table found elsewhere in this prospectus.

Name	Fees Earned in Cash ($)		RSU Awards ($)		Total ($)
Jeff Dykan	-		25,000	(1)	25,000
Ning Cong	-		25,000	(1),(2)	25,000
Aryeh (Arik) Dan	-		25,000	(1)	25,000
Yohanan Engelhardt	45,313	(4)	25,000	(1)	70,313
Chunlin (Allen) Han	-		30,000	(3)	30,000
Yasushi Ichiki	-		25,000	(1)	25,000
Dr. John William Poduska	48,949	(5)	25,000	(1)	73,949
Peter Wehrly	38,608	(6)	25,000	(1)	63,608
Wayne B. Weisman	-		25,000	(1)	25,000

(1)	Amounts represent the aggregate grant date fair value of an award of 4,659 RSUs issued under the 2014 Equity Incentive Plan (the “2014 Plan”) as an annual award to the applicable directors, computed in accordance with FASB ASC Topic 718. The fair value of RSUs granted is determined based on the price of the Company’s ordinary shares on the date of grant. All RSUs become vested and exercisable in four equal quarterly installments starting three months following the grant date. The valuation assumptions used in determining such amounts are described in Note 8c to our consolidated financial statements for the year ended December 31, 2019 included in our 2019 Form 10-K and incorporated by reference into this prospectus.

(2)	Ms. Cong resigned from the Board of Directors effective May 14, 2019, and the 4,659 RSUs that were granted to her as an annual award to incumbent directors were terminated prior to the vesting of any RSUs under such grant.

(3)	Amounts represent the aggregate grant date fair value of an award of 11,029 RSUs under the 2014 Plan, computed in accordance with FASB ASC Topic 718. The fair value of RSUs granted is determined based on the price of the Company’s ordinary shares on the date of grant. All RSUs become vested and exercisable in four equal quarterly installments starting three months following the grant date. The valuation assumptions used in determining such amounts are described in Note 8c to our consolidated financial statements for the year ended December 31, 2019 included in our 2019 Form 10-K and incorporated by reference into this prospectus.

(4)	Represents $23,638 earned by Mr. Engelhardt as an annual retainer for serving as an external director on the Board of Directors, $13,232 for attending meetings of the Board of Directors, $4,577 for serving as the chairman of the audit committee and $3,866 for serving as a member of the Company’s finance committee established for its securities offerings. For more information on external directors, see “Opt-Out of Certain Israel Companies Law Requirements” above.

(5)	Represents $23,638 earned by Dr. Poduska as an annual retainer for serving as an external director on the Board of Directors, $12,676 for attending meetings of the Board of Directors, $4,577 for serving as a member of the audit committee, $4,192 for serving as the chairman of the compensation committee and $3,866 for serving as a member of the Company’s finance committee established for its securities offerings. For more information on external directors, see “Opt-Out of Certain Israel Companies Law Requirements” above.

(6)	Represents $23,638 earned by Mr. Wehrly as a portion of the annual retainer for serving as a member of the Board of Directors, $10,775 for attending meetings of the Board of Directors and $4,195 for serving as a member of the audit committee.

The aggregate number of ordinary shares subject to outstanding options and RSU awards for each of our non-employee directors as of December 31, 2019 is shown below. Information regarding Mr. Jasinski’s outstanding equity awards as of December 31, 2019 is set forth in the Outstanding Equity Awards Table above.

Name	Number of Shares
Jeff Dykan	1,666	(1)
Ning Cong	-
Aryeh (Arik) Dan	1,666
Yohanan Engelhardt	1,165
Chunlin (Allen) Han	5,515
Yasushi Ichiki	1,666
Dr. John William Poduska	2,167
Peter Wehrly	2,000
Wayne B. Weisman	1,666	(2)

(1)	See “Security Ownership of Certain Beneficial Owners and Management” below for further information on Mr. Dykan’s holdings in our ordinary shares.

(2)	See “Security Ownership of Certain Beneficial Owners and Management” below for further information on Mr. Weisman’s holdings in our ordinary shares.

Cash compensation for our independent, non-employee directors’ services is governed by regulations promulgated under the Israel Companies Law (the “Compensation Regulations”) and by previous decisions of our compensation committee, Board and shareholders. In accordance with the Compensation Regulations, we pay our independent, non-employee directors the maximum annual cash fee and the maximum per meeting cash attendance fee set forth in the Compensation Regulations for experts. Accordingly, in 2019 we paid our independent, non-employee directors, Peter Wehrly and Yohanan Engelhardt, and our at-large-director, Dr. John William Poduska, NIS 83,480 (approximately $24,155 based on current exchange rates) per year and NIS 3,300 (approximately $954 based on current exchange rates) per meeting attended in person, and 60% of such amount (approximately $572 based on current exchange rates) for attending any meeting by telephone and 50% of such amount (approximately $477 based on current exchange rates) for any action by written consent. As described above under “Opt-Out of Certain Israel Companies Law Requirements,” on February 8, 2018, we opted out of certain Israel Companies Law Requirements, including the requirement for our Board to include at least two directors each of whom satisfies the requirements of an “external director” under the Israel Companies Law.

Additionally, each independent, non-employee director who is appointed currently receives upon his or her appointment RSUs to purchase ordinary shares, with such RSUs having a value based on the Black-Scholes model equal to $30,000 on the date of grant and an annual grant of RSUs to purchase ordinary shares, with such RSUs having a value based on the Black-Scholes model equal to $25,000 on the date of grant, all of which vest ratably in four equal quarterly installments starting three months from the date of grant with the vesting of such RSUs to be accelerated upon certain change of control events in accordance with the Company’s standard policy. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the Board or committees. Directors are also indemnified and insured by us for actions associated with being a director to the extent permitted under Israeli law. For further discussion, see “Certain Relationships and Related Transactions-Agreements with Directors and Officers.” Further, none of our non-employee directors receive any benefits upon termination of their directorship positions. Our non-employee directors are eligible to receive awards under certain of our equity compensation plans described above under “-Equity Compensation Plans.” The compensation committee reviews director compensation annually and makes recommendations to the Board with respect to compensation and benefits provided to the members of the Board.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We describe below transactions and series of similar transactions which are currently proposed or to which we have been or were a party since January 1, 2017, in which (a) the amount involved exceeds or exceeded the lesser of $120,000 or one percent of the average of the Company’s total assets at year end for the last two completed fiscal years and (b) any of our directors, executive officers, beneficial owners of more than 5% of our ordinary shares, or any affiliates or members of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest. Although we do not have a formal written policy as to the approval of related party transactions, all related party transactions for which disclosure would be required under Item 404 of Regulation S-K are approved based on procedures under Israeli law, as is duly memorialized in the minutes of the meetings of the Board and audit committee, as applicable. For more information, see “Approval of Related Party Transactions Under Israeli Law.”

Disclosable Related Party Transactions

Amended and Restated Shareholders’ Rights Agreement

On July 14, 2014, we entered into an Amended and Restated Shareholders’ Rights Agreement, (the “Shareholders’ Rights Agreement”), with entities affiliated with SCP Vitalife Partners II (the “Vitalife Entities”), which are controlled by our directors Mssrs. Dykan and Weisman, Yaskawa Electric Corporation (“Yaskawa”), where our directors Mssrs. Ichiki and Dan are employed, and other entities and shareholders that are no longer related parties. The Shareholders’ Rights Agreement provides the shareholders party to it holding Registrable Securities (as defined below) (the “Significant Shareholders”) with the registration rights described below.

●	Form S-1 or Form F-1 Demand Rights. Subject to any lock-up agreements entered into by holders of registration rights, upon the written request of the requisite holders, we are required to file a registration statement on Form S-1 or Form F-1 with respect to the Registrable Securities (as defined below) requested to be included in the registration statement. Following a request to effect such a registration, we are required to give notice of the request to the other Significant Shareholders and offer them an opportunity to include their Registrable Securities in the registration statement. “Registrable Securities” means, subject to certain customary exceptions, (i) our ordinary shares that were issued upon conversion of our preferred shares, (ii) shares issued in respect of shares referred to in (i) and (ii) above and (iii) any shares issued pursuant to a share split, combination thereof or other similar recapitalization with respect to any of the shares described in clauses (i), (ii) or (iii) above.

●	Form F-3 and Form S-3 Demand Rights. As long as we are eligible under applicable securities laws to file a registration statement on Form S-3, or if we are eligible to file on Form F-3, upon the request of any holder of our ordinary shares that were preferred shares prior to our IPO, we will be required to file a registration statement on Form S-3 or Form F-3, as applicable, in respect of such Registrable Securities. Following a request to effect such a registration, we will be required to give notice of the request to the other Significant Shareholders and offer them an opportunity to include their Registrable Securities in the registration statement. We will not be required to effect an offering pursuant to a registration statement on Form S-3 or Form F-3 more than twice in any 12-month period and are only required to do so if the aggregate proceeds from any such offering are estimated in good faith to be in excess of $1.0 million.

Piggyback Registration Rights. Holders of Registrable Securities have the right to request that we include their Registrable Securities in any registration statement filed by us in the future for the purposes of a public offering by us or any other person other than holders of Registrable Securities, subject to specified exceptions.

Cutback. In the event that the managing underwriter of shares to be distributed pursuant to a demand registration or in connection with a piggyback registration advises holders of Registrable Securities that marketing factors require a limitation on the number of shares that can be included in the offering, Registrable Securities will be included in the registration statement in an agreed order of preference among the holders of registration rights.

Termination. All registration rights described above terminated on the fifth anniversary of the closing of our initial public offering.

Expenses. We will pay all expenses in carrying out the foregoing registrations other than selling shareholders’ underwriting discounts and commissions and transfer taxes.

Agreements with Yaskawa

On September 24, 2013, we entered into a Strategic Alliance Agreement with Yaskawa. Pursuant to the Strategic Alliance Agreement, we and Yaskawa will collaborate in the following areas, among others:

●	marketing, distribution and commercialization of our products by Yaskawa, subject to a separate distribution agreement;

●	marketing and distribution of future Yaskawa healthcare equipment products by us in the scope of our sales network; and

●	improvement and quality control of our products by applying Yaskawa’s know-how and expertise in motion control and robotics.

The Strategic Alliance Agreement also provides for the creation of a joint steering committee to meet quarterly to review, among other things, sales targets for our products by Yaskawa, opportunities for us to sell Yaskawa products, possibilities for quality improvements to our products by applying Yaskawa’s expertise and future research and development for our products. In the future, subject to any necessary regulatory clearance, we are entitled to market and sell certain of Yaskawa’s products currently under development, which consist of complementary products to the ReWalk, in the United States and Europe. While the terms of any such arrangement, including with respect to any compensation we may receive, have not yet been agreed, we expect that any such compensation would take the form of a percentage discount off of each product’s list price or another customary arrangement. The term of the agreement is ten years, but it may be terminated by either party after seven years or upon 60 days’ notice in the event of an uncured default under the agreement.

On September 24, 2013, we and Yaskawa also entered into an Exclusive Distribution Agreement which provides that Yaskawa will be our exclusive distributor in Japan, China (including Hong Kong and Macau), Taiwan, South Korea, Singapore and Thailand. In addition, (i) if we desire to sell any exoskeleton products into any regional market in the Asian and Pacific regions (other than Australia, New Zealand or India), Yaskawa will have a right of first refusal to serve as distributor in those markets, subject to an agreement on minimum purchase requirements, and (ii) if we offer pricing to any other distributor better than what we offer Yaskawa, Yaskawa will be entitled to that pricing. The initial term of the Exclusive Distribution Agreement is ten years. Either party may terminate the agreement upon 90 days’ written notice after seven years or upon an event of default under the agreement or a bankruptcy event of the other party. Through December 30, 2018, Yaskawa had paid us an aggregate of approximately $1,036,000 pursuant to the exclusive distribution agreement, $262,000 of which was paid since January 1, 2017. In connection with the closing of the first tranche of the private placement of the Investment Agreement with Timwell, we entered into an amendment to this Exclusive Distribution Agreement to terminate the distribution rights granted to Yaskawa in China (including Hong Kong and Macau), and in return we agreed to pay Yaskawa an amount equal to 3% of the net revenues we receive between April 1, 2018 and December 31, 2023 from the sale in China of our spinal cord injury line, but not less than an aggregate amount of $75,000.

Agreements with Kreos V

On December 30, 2015, we entered into the Kreos V Loan Agreement with Kreos V, pursuant to which Kreos V extended a line of credit to us in the amount of $20.0 million. In connection with the Kreos V Loan Agreement, we issued to Kreos V a warrant to purchase up to 4,771 ordinary shares at an exercise price of $241.00 per share, which was increased to represent the right to purchase up to 6,679 ordinary shares on December 28, 2016. On June 9, 2017, we entered into the first amendment of the Kreos V Loan Agreement, under which $3.0 million of the outstanding principal is extended and subject to the terms of the Kreos V Convertible Note, convertible into up to 100,946 ordinary shares (subject to customary anti-dilution adjustments in connection with a share split, reverse share split, share dividend, combination, reclassification or otherwise). This amount includes (i) 94,637 ordinary shares issuable upon conversion of the $3.0 million at $31.70 per share and (ii) 6,309 ordinary shares issuable upon conversion of “end of loan payments” totaling $200,000 at $31.70 per share. Pursuant to the Kreos V Loan Agreement, we are required to pay Kreos V “end of loan payments” equal to 1.0% of the amount of each tranche drawn down upon the expiration of each such tranche. Because the aggregate amount we drew down under the Kreos V Loan Agreement equals $20,000,000, the total “end of loan payments” equal $200,000. All amounts are convertible at any time until the earlier of (i) the maturity date of June 9, 2020 or (ii) a “Change of Control,” as defined in the Kreos V Loan Agreement. In lieu of receiving the “end of loan payments,” Kreos V may also require us to pay, upon conversion of the Kreos V Convertible Note, in whole or in part, an amount equal to 1% of the principal amount so converted and on the maturity date of June 9, 2020, we must pay to Kreos, in addition to the then-outstanding principal amount, an amount equal to 1% of the then-outstanding principal amount.

For more information on these agreements with Kreos V, see Note 6 to our audited consolidated financial statements set forth elsewhere herein and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Loan Agreement with Kreos and Related Warrant to Purchase Ordinary Shares.”

Investment Agreement with Timwell Corporation Limited

On March 6, 2018, we entered into an investment agreement, or the Investment Agreement, for a private placement of 640,000 ordinary shares to Timwell, a Hong Kong entity, in exchange for total aggregate proceeds of $20.0 million at a price of $31.25 per share. Our director Mr. Han is employed by an affiliate of Timwell and his father controls Timwell. Timwell agreed to make the investment in three separate tranches, consisting of $5.0 million for 160,000 shares in the first tranche, $10.0 million for 320,000 shares in the second tranche and $5.0 million for 160,000 shares in the third tranche. One of our directors, Chunlin Han, is the son of the sole shareholder of Timwell and his parents indirectly control Timwell affiliate Realcan Ambrum. For a summary of the Investment Agreement with Timwell, see “Part II. Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Loan Agreement with Kreos and Related Warrant to Purchase Ordinary Shares” in our 2019 Form 10-K incorporated by reference into this prospectus.

Indemnification Agreements with Directors and Officers

Our Articles of Association permit us to exculpate, indemnify and insure certain of our office holders (namely, our directors and executive officers) to the fullest extent permitted by the Israel Companies Law. We have entered into indemnification agreements with our office holders, exculpating them from a breach of their duty of care to us to the fullest extent permitted by law and undertaking to indemnify them to the fullest extent permitted by law, subject to certain exceptions, including with respect to liabilities resulting from our public offerings to the extent that these liabilities are not covered by insurance.

Approval of Related Party Transactions Under Israeli Law

Disclosure of Personal Benefits or Other Interests of an Office Holder and Approval of Certain Transactions

The Israel Companies Law requires that an office holder promptly disclose to the board of directors any personal benefit or other interest that he or she may have, and all related material information or documents, concerning any existing or proposed transaction with the company. A personal benefit or other interest includes the individual’s own benefit or other interest and, in some cases, a personal benefit or other interest of such person’s relative or an entity in which such individual, or his or her relative, is a 5% or greater shareholder, director or general manager, or in which he or she has the right to appoint at least one director or the general manager, but does not include a personal benefit or other interest stemming only from ownership of our shares.

If an office holder has a personal benefit or other interest in a transaction, approval by the board of directors is required for the transaction. Once an office holder has disclosed his or her personal benefit or other interest in a transaction, the board of directors may approve an action by the office holder that would otherwise be deemed a breach of duty of loyalty. A company may not, however, approve a transaction or action unless it is in the best interests of the company, or if the office holder is not acting in good faith.

Special approval is required for an extraordinary transaction, which under the Israel Companies Law is defined as any of the following:

●	a transaction other than in the ordinary course of business;

●	a transaction that is not on market terms; or

●	a transaction that may have a material impact on a company’s profitability, assets or liabilities.

An extraordinary transaction in which an office holder has a personal benefit or other interest requires approval first by the company’s audit committee and subsequently by the board of directors. The compensation of, or an undertaking to indemnify or insure, an office holder who is not a director requires approval first by the company’s compensation committee, then by the company’s board of directors and, if such compensation arrangement or an undertaking to indemnify or insure is inconsistent with the company’s compensation policy or if the office holder is the Chief Executive Officer (apart from a number of specific exceptions), then such arrangement is subject to shareholder approval by a simple majority, which must also include at least a majority of the shares voted by all shareholders who are neither controlling shareholders nor have a personal benefit or other interest in such compensation arrangement (alternatively, in addition to a simple majority, the total number of shares voted against the compensation arrangement by non-controlling shareholders and shareholders who do not have a personal benefit or other interest in the arrangement may not exceed 2% of our outstanding shares). We refer to this as the Special Approval for Compensation. Arrangements regarding the compensation, indemnification or insurance of a director require the approval of the compensation committee, board of directors and shareholders by a simple majority, in that order, and under certain circumstances, a Special Approval for Compensation.

Generally, a person who has a personal benefit or other interest in a matter that is considered at a meeting of the board of directors or the audit committee may not be present at such a meeting or vote on that matter unless the chairman of the board of directors or the audit committee (as applicable) determines that he or she should be present in order to present the transaction that is subject to approval. If a majority of the members of the board of directors or the audit committee (as applicable) have a personal benefit or other interest in the approval of a transaction, then all directors may participate in discussions of the board of directors or the audit committee (as applicable) on such transaction and in the voting, but shareholder approval is also required for such transaction.

Disclosure of Personal Benefits or Other Interests of Controlling Shareholders and Approval of Certain Transactions

Pursuant to the Israel Companies Law, the disclosure requirements regarding personal benefits or other interests that apply to directors and executive officers also apply to a controlling shareholder of a public company. In this context, a controlling shareholder includes a shareholder who holds 25% or more of our outstanding shares if no other shareholder holds more than 50% of our outstanding shares. For this purpose, the holdings of all shareholders who have a personal benefit or other interest in the same transaction will be aggregated. The approval of the audit committee, the board of directors and the shareholders of the company, in that order, is required for (a) extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal benefit or other interest, (b) our engagement with a controlling shareholder or his or her relative, directly or indirectly, for the provision of services to us, (c) the terms of engagement and compensation of a controlling shareholder or his or her relative who is not an office holder or (d) our employment of a controlling shareholder or his or her relative, other than as an office holder. In addition to shareholder approval by a simple majority, the transaction must be approved by a Special Majority.

To the extent that any such transaction with a controlling shareholder is for a period extending beyond three years, approval is required once every three years, unless, with respect to certain transactions, the audit committee determines that the duration of the transaction is reasonable under the circumstances.

Arrangements regarding the compensation, indemnification or insurance of a controlling shareholder in his or her capacity as an office holder require the approval of the compensation committee, board of directors and shareholders, in that order, by a Special Majority, and the terms must be consistent with our Compensation Policy.

Pursuant to regulations promulgated under the Israel Companies Law, certain transactions with a controlling shareholder or his or her relative, or with directors, that would otherwise require approval of our shareholders may be exempt from shareholder approval upon certain determinations of the audit committee and board of directors. Under these regulations, we must publish these determinations, and a shareholder holding at least 1% of our outstanding shares may, within 14 days of after publication, demand shareholder approval despite such determinations.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of December 31, 2019, there were 7,319,560 ordinary shares outstanding, excluding ordinary shares issuable in connection with the exercise of outstanding warrants or outstanding options or upon the vesting of RSUs. The voting rights of all shareholders are the same.

The following table sets forth certain information as of December 31, 2019, concerning the number of ordinary shares beneficially owned, directly or indirectly, by:

(1)	each person, or group of affiliated persons, known to us to beneficially own more than 5% of our outstanding ordinary shares;

(2)	each of our directors;

(3)	each of our Named Executive Officers (as defined under “Executive and Director Compensation—Summary Compensation Table” above); and

(4)	all of our directors and executive officers serving as of December 31, 2019, as a group.

For additional information regarding our five-percent or more beneficial owners as a result of our February 2020 Public Offering, please see the “Selling Shareholders” section of this prospectus.

Beneficial ownership is determined in accordance with the rules of the SEC based on voting and investment power with respect to such shares. Shares subject to options or warrants that are currently exercisable or exercisable within 60 days of December 31, 2019, and shares subject to RSUs that were vested as of or will vest within 60 days of December 31, 2019, are deemed to be outstanding and to be beneficially owned by the person holding such options, RSUs or warrants for the purpose of computing the percentage ownership of such person. However, such shares are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder or is based on our filings with the SEC and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the ordinary shares shown as beneficially owned, subject to community property laws, where applicable. The ordinary shares beneficially owned by our directors and officers may include shares owned by their respective family members, as to which such directors and officers disclaim beneficial ownership. Unless otherwise noted below, each shareholder’s address is c/o ReWalk Robotics Ltd., 3 Hatnufa Street, Floor 6, Yokneam Ilit 2069203, Israel.

Name	Number of Shares	Percentage of Shares
Five-Percent-or-More Beneficial Owners:
Kreos Capital V (Expert Fund) Limited(1)	494,185	6.8%
Named Executive Officers and Directors:
Larry Jasinski(2)	26,158	*
Jeff Dykan(3) (4)	61,895	*
Yohanan Engelhardt(5)	4,584	*
Wayne B. Weisman(3) (6)	65,148	*
Aryeh (Arik) Dan(4)	5,144	*
Yasushi Ichiki(4)	5,144	*
Dr. John William Poduska(7)	5,645	*
Peter Wehrly(8)	5,238	*
Chunlin Han(9)	5,645	*
Ofir Koren(10)	3,417	*
Ori Gon(11)	3,889	*
All directors and executive officers as a group (11 persons) (12)	131,773	1.8%

*	Ownership of less than 1%.

(1)	Holds 494,185 ordinary shares and June 2019 Private Placement Warrants to purchase 480,000 ordinary shares. Raoul Stein is the general partner of Kreos Capital V (Expert Fund) L.P. and may be deemed to share voting and dispositive power over the ordinary shares and the June 2019 Private Placement Warrants held by Kreos Capital V (Expert Fund) L.P. The business address of Mr. Stein and Kreos Capital V (Expert Fund) L.P., which is organized under the laws of Jersey, is 47 Esplanade, St. Helier, Jersey JE1 0BD. Pursuant to the terms of the common warrants issued and granted to Kreos on June 10, 2019, Kreos V (together with its affiliates) may not exercise any portion of common warrants to the extent that Kreos would own more than 4.99% of the outstanding ordinary shares immediately after exercise. The number of ordinary shares set forth in the table as beneficially owned by Kreos (494,185) represents 6.8% of the number of ordinary shares outstanding as of December 31, 2019. For more information, see “Certain Relationships and Related Transactions and Director Independence—Related Party Transactions—The Kreos Transactions.”

(2)	Consists of 3,587 ordinary shares and exercisable options to purchase 22,751 ordinary shares.

(3)	Based on filings made with the SEC, consists of 40,707 ordinary shares beneficially owned by SCP Vitalife Partners II, L.P. (“SCP Vitalife Partners II”), a limited partnership organized in the Cayman Islands, 13,596 ordinary shares beneficially owned by SCP Vitalife Partners (Israel) II, L.P. (“SCP Vitalife Partners Israel II”), a limited partnership organized in Israel, 2,480 ordinary shares beneficially owned by Vitalife Partners (Overseas) L.P. (“Vitalife Partners Overseas”), 820 ordinary shares beneficially owned by Vitalife Partners (Israel) L.P. (“Vitalife Partners Israel”), 829 ordinary shares beneficially owned by Vitalife Partners (D.C.M) L.P. (“Vitalife Partners DCM”) and 1,571 ordinary shares currently held by the Israel Innovation Authority (formerly known as the Office of the Chief Scientist of the State of Israel) (the “IIA”), that Vitalife Partners Overseas, Vitalife Partners Israel and Vitalife Partners DCM have the right to acquire from IIA. SCP Vitalife II Associates, L.P. (“SCP Vitalife Associates”), a limited partnership organized in the Cayman Islands, is the general partner of the SCP Vitalife Partners II and SCP Vitalife Partners Israel II, and SCP Vitalife II GP, Ltd. (“SCP Vitalife GP”), organized in the Cayman Islands, is the general partner of SCP Vitalife Associates. As such, SCP Vitalife GP may be deemed to beneficially own the 54,303 ordinary shares beneficially owned by SCP Vitalife Partners II and SCP Vitalife Israel Partners II. Jeff Dykan and Wayne B. Weisman are the directors of SCP Vitalife GP and, as such, share voting and dispositive power over the shares held by the foregoing entities. As such, they may be deemed to beneficially own 60,004 ordinary shares, consisting of the 54,303 ordinary shares beneficially owned by SCP Vitalife GP, as well as the ordinary shares beneficially owned by each of Vitalife Partners Overseas, Vitalife Partners Israel and Vitalife Partners DCM and held by IIA. The principal business address of SCP Vitalife Partners II, SCP Vitalife Associates, SCP Vitalife GP, and Messrs. Churchill and Weisman is c/o SCP Vitalife Partners II, L.P., 1200 Liberty Ridge Drive, Suite 300, Wayne, Pennsylvania 19087. The principal business address of SCP Vitalife Partners Israel II, Vitalife Partners Israel, Vitalife Partners Overseas, Vitalife Partners DCM, Mr. Dykan and Dr. Ludomirski is c/o SCP Vitalife Partners (Israel) II, L.P., 32B Habarzel Street, Ramat Hachayal, Tel Aviv 69710, Israel.

(4)	Consists of 1,391 ordinary shares and exercisable options to purchase 501 ordinary shares.

(5)	Consists of 4,584 ordinary shares.

(6)	Consists of 4,644 ordinary shares and exercisable options to purchase 501 ordinary shares.

(7)	Consists of 4,643 ordinary shares and exercisable options to purchase 1,002 ordinary shares.

(8)	Consists of 4,403 ordinary shares and exercisable options to purchase 835 ordinary shares.

(9)	Consists of 5,514 ordinary shares.

(10)	Consists of 487 ordinary shares and exercisable options to purchase 2,930 ordinary shares.

(11)	Consists of 634 ordinary shares underlying, exercisable options to purchase 3,255 ordinary shares and 4,464 ordinary shares underlying vested RSUs.

(12)	Consists of (i) 99,176 ordinary shares directly or beneficially owned by the Company’s directors and executive officers; (ii) 32,597 ordinary shares constituting the cumulative aggregate number of options granted to the executive officers and directors that are currently exercisable or exercisable within 60 days of December 31, 2019.

MATERIAL TAX CONSIDERATIONS

The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our ordinary shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Israeli Tax Considerations

The following is a discussion of the material Israeli tax consequences concerning the ownership and disposition of our securities. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of such investors include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. Because parts of this discussion are based on new tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. The discussion below is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below.

Sale, Exchange or Other Taxable Disposition of Ordinary Shares

A non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel will be exempt from Israeli tax so long as the securities were not held through a permanent establishment that the non-resident maintains in Israel. A partial exemption may be available for non-Israeli resident holders who acquired their securities prior to the issuer’s initial public offering.

However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest of more than 25% in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. Such exemption is not applicable to a person whose gains from selling or otherwise disposing of the securities are deemed to be a business income.

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the United States-Israel Tax Treaty, the disposition of shares by a shareholder who (i) is a U.S. resident (for purposes of the treaty), (ii) holds the shares as a capital asset, and (iii) is entitled to claim the benefits afforded to such person by the treaty, is generally exempt from Israeli capital gains tax. Such exemption will not apply if: (i) the capital gain arising from the disposition can be attributed to a permanent establishment in Israel; (ii) the shareholder holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding the disposition, subject to certain conditions; or (iii) such U.S. resident is an individual and was present in Israel for 183 days or more during the relevant taxable year. In such case, the sale, exchange or disposition of our ordinary shares should be subject to Israeli tax, to the extent applicable; however, under the United States-Israel Tax Treaty, the taxpayer would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations under U.S. law applicable to foreign tax credits. The United States-Israel Tax Treaty does not relate to U.S. state or local taxes.

In some instances where our holders may be liable for Israeli tax on the sale of their securities, the payment of the consideration may be subject to the withholding of Israeli tax at source.

If the above exemptions from capital gains tax are not available, individuals will be subject to a 25% tax rate on capital gains derived from the sale of securities, as long as the individual is not a “substantial shareholder” of the corporation issuing the shares (in which case the individual will be subject to a 30% tax rate), and corporations will be subject to a 23% corporate tax rate for 2019 and thereafter. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right (which source may include shares and rights to shares such as warrants). A substantial shareholder will be subject to tax at a rate of 30% in respect of capital gains derived from the sale of securities issued by a corporation in which he or she is a substantial shareholder. The determination of whether the individual is a substantial shareholder will be made on the date on which the securities are sold. In addition, the individual will be deemed to be a substantial shareholder if at any time during the12 months preceding the date of sale he or she was a substantial shareholder.

As of January 1, 2019, holders that are individuals with taxable income exceeding NIS 649,560 in a tax year (linked to the Israeli consumer price index each year) will be subject to an additional tax, referred to as High Income Tax, at the rate of 3% on their taxable income for such tax year which is in excess of such threshold. For this purpose taxable income will also include taxable capital gains from the sale of our securities and taxable income from dividend distributions.

If the above exemptions from capital gains tax are not available, corporations will be subject to the corporate tax rate (23% for 2019 and thereafter) on capital gains derived from the sale of securities.

Exercise of Warrants

Purchasers will generally not recognize gain or loss for Israeli tax purposes on the exercise of a warrant and related receipt of an ordinary share, unless cash is received in lieu of the issuance of a fractional ordinary share. A purchaser’s initial tax basis in such ordinary share received on the exercise of a warrant should be equal to the sum of (i) the purchaser’s tax basis in such warrant (that is, an amount equal to the portion of the purchase price of the warrant) plus (ii) the exercise price paid by the purchaser on the exercise of the warrant. Also, for tax purposes, the date of purchase of such ordinary share will be considered to be the date of purchase of the warrants (excluding the portion of tax basis in the ordinary share attributed to the exercise price of the warrant (as described above) for which the relevant date of purchase will be the date of exercise of the warrant).

The Israeli income tax treatment of a cashless exercise of warrants into ordinary shares is unclear, and the tax consequences of a cashless exercise could differ from the consequences upon the exercise of a warrant described in the preceding paragraph.

Taxation of Non-Israeli Shareholders on Receipt of Dividends

Dividends paid on publicly traded shares, like our ordinary shares, to non-Israeli residents are generally subject to Israeli withholding tax at a rate of 25%, unless a lower rate is provided under an applicable tax treaty and that a certificate from the Israeli Tax Authority allowing for a reduced withholding tax rate is obtained in advance. Under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the United States-Israel Tax Treaty) is 25%. The United States Israel Tax Treaty provides for reduced tax rates on dividends if (a) the shareholder is a U.S. corporation holding at least 10% of our issued voting power during the part of the tax year that precedes the date of payment of the dividend and held such minimal percentage during the whole of its prior tax year, and (b) not more than 25% of the Israeli company’s gross income consists of interest or dividends, other than dividends or interest received from subsidiary corporations or corporations 50% or more of the outstanding voting shares of which is owned by the Israeli company. The reduced treaty rate, if applicable, is 15% in the case of dividends paid from income derived from a Beneficiary or Preferred Enterprise or 12.5% otherwise. We cannot assure you that in the event we declare a dividend we will designate the income out of which the dividend is paid in a manner that will reduce shareholders’ tax liability.

If the dividend is attributable partly to income derived from a Beneficiary Enterprise or Preferred Enterprise and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. U.S. residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for United States federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in U.S. tax legislation.

Israel Innovation Authority

We have received grants from the IIA for research and development programs in the aggregate amount of approximately $2.0 million as of December 31, 2018. For a description of our obligations in connection with the grants from the IIA under the Israeli Encouragement of Industrial Research and Development Law, 5744-1984, and the related regulations, see “Part I. Item 1A. Risk Factors—Risks Related to our Incorporation and Location in Israel—We have received Israeli government grants for certain of our research and development activities and we may receive additional grants in the future. The terms of those grants restrict our ability to manufacture products or transfer technologies outside of Israel, and we may be required to pay penalties in such cases or upon the sale of our company” and “Part II, Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Grants and Other Funding” in our 2019 Form 10-K incorporated by reference into this prospectus.

U.S. Federal Income Tax Considerations

The following is a description of the material U.S. federal income tax consequences relating to the acquisition, ownership and disposition of our ordinary shares by a U.S. Holder (as defined below). This description addresses only the U.S. federal income tax consequences to U.S. Holders that purchase our ordinary shares pursuant to this offering and that will hold such ordinary shares as capital assets.

Except as otherwise provided below, this description does not address tax considerations applicable to U.S. Holders that may be subject to special tax rules, including, without limitation:

●	banks, financial institutions or insurance companies;

●	brokers, dealers or traders in securities, commodities or currencies;

●	tax-exempt entities or organizations, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the Code (as defined below), respectively;

●	certain former citizens or long-term residents of the United States;

●	persons that received our shares as compensation for the performance of services;

●	persons that will hold our shares as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;

●	partnerships (including entities classified as partnerships for U.S. federal income tax purposes) or other pass-through entities, or holders that will hold our shares through such an entity;

●	S corporations;

●	holders that acquire ordinary shares as a result of holding or owning our preferred shares;

●	holders whose “functional currency” is not the U.S. Dollar; or

●	holders that own directly, indirectly or through attribution 10.0% or more of the voting power or value of our shares.

Moreover, this description does not address the U.S. federal estate, gift or alternative minimum tax consequences, or any state, local or foreign tax consequences, of the acquisition, ownership and disposition of our ordinary shares.

This description is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, existing, proposed and temporary United States Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below. There can be no assurances that the U.S. Internal Revenue Service, or the IRS, will not take a different position concerning the tax consequences of the acquisition, ownership and disposition of our ordinary shares or that such a position would not be sustained. Holders should consult their own tax advisors concerning the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of our ordinary shares in their particular circumstances.

For purposes of this description, a “U.S. Holder” is a beneficial owner of our ordinary shares that, for United States federal income tax purposes, is:

●	a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;

●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust if such trust has validly elected to be treated as a United States person for U.S. federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of the substantial decisions of such trust.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds our ordinary shares, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to the particular U.S. federal income tax consequences of acquiring, owning and disposing of our ordinary shares in its particular circumstance.

You should consult your tax advisor with respect to the U.S. federal, state, local and foreign tax consequences of acquiring, owning and disposing of our ordinary shares.

Distributions

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” the gross amount of any distribution made to you with respect to our ordinary shares before reduction for any Israeli taxes withheld therefrom, other than certain distributions, if any, of our ordinary shares distributed pro rata to all our shareholders, generally will be includible in your income as dividend income to the extent such distribution is paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles. Therefore, you should expect that the entire amount of any distribution generally will be reported as dividend income to you. Subject to applicable limitations (and assuming that we are not a passive foreign investment company for our taxable year in which the dividend is paid or the preceding taxable year), dividends paid to certain non-corporate U.S. Holders may qualify for the preferential rates of taxation with respect to dividends on ordinary shares if certain requirements, including stock holding period requirements, are satisfied by the recipient and either we are eligible for the benefits of the United States-Israel Tax Treaty or our ordinary shares are readily tradable on an established market in the United States. However, such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. To the extent that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a return of your adjusted tax basis in our ordinary shares to the extent thereof and thereafter as either long-term or short-term capital gain depending upon whether your holding period for our ordinary shares exceeds one year as of the time such distribution is received.

Subject to certain conditions and limitations, Israeli tax withheld on dividends may be deducted from your taxable income or credited against your U.S. federal income tax liability. Dividends paid to you with respect to our ordinary shares will generally be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. However, for periods in which we are a “United States-owned foreign corporation,” a portion of dividends paid by us may be treated as U.S. source solely for purposes of the foreign tax credit. We will be treated as a United States-owned foreign corporation if 50% or more of the total value or total voting power of our stock is owned, directly, indirectly or by attribution, by United States persons. To the extent any portion of our dividends is treated as U.S. source income pursuant to this rule, the ability of a U.S. Holder to claim a foreign tax credit for any Israeli withholding taxes payable in respect of our dividends may be limited. In addition, a corporate U.S. Holder that owns 10% or more of our ordinary shares (actually or constructively) may not be able to claim a foreign tax credit for any Israeli withholding taxes payable in respect of our dividends. You should consult your tax advisor about the impact of, and any exception available to, the special sourcing rule described in this paragraph, and the desirability of making, and the method of making, any applicable elections relating to this rule.

The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisor to determine whether and to what extent you will be entitled to this credit.

Sale, Exchange or Other Taxable Disposition of Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” you generally will recognize gain or loss on the sale, exchange or other taxable disposition of our ordinary shares equal to the difference between the amount realized on such sale, exchange or other taxable disposition and your adjusted tax basis in such shares (determined in a manner consistent with the rules discussed above). Any such gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period in the ordinary shares is more than one year at the time of the taxable disposition. Long-term capital gains recognized by certain non-corporate U.S. Holder, (including individuals) may be eligible for preferential rates of taxation. The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations under the Code. Any recognized gain or loss of a U.S. Holder generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company Considerations

If we were to be classified as a PFIC in any taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

A non-U.S. corporation will be classified as a PFIC for federal income tax purposes in any taxable year in which, after applying certain look-through rules with respect to the income and assets of subsidiaries, either:

●	at least 75% of its gross income is “passive income”; or

●	at least 50% of the average quarterly value of its total gross assets (which may be measured in part by the market value of our ordinary shares, which is subject to change as discussed below) is attributable to assets that produce “passive income” or are held for the production of passive income.

Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income, and includes amounts derived by reason of the temporary investment of funds raised in offerings of our ordinary shares. If a non-U.S. corporation owns directly or indirectly at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income.

Our status as a PFIC will depend on the nature and composition of our income and the nature, composition and value of our assets from time to time. The 50% passive asset test described above is generally based on the fair market value of each asset, with the value of goodwill and going concern value determined in large part by reference to the market value of our ordinary shares, which may be volatile. If we are characterized as a CFC under Section 957(a) of the Code and not considered publicly traded throughout the relevant taxable year, however, the passive asset test may be applied based on the adjusted tax bases of our assets instead of the fair market value of each asset (as described above). Under proposed Treasury Regulations, however, if we are treated as publicly traded for a majority of the relevant taxable year, our assets would generally be required to be measured at their fair market value, even if we are a CFC.

The proposed Treasury Regulations have not yet been adopted as final Treasury Regulations. Until such time as they are adopted as final Treasury Regulations, taxpayers may choose whether or not to apply them, provided (if they choose to apply them) they apply them consistently and in their entirety. The remainder of this discussion ignores the potential application of the proposed Treasury Regulations to the determination of whether we are a PFIC.

If we are classified as a PFIC in any year with respect to which a U.S. Holder owns our securities, we will generally continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns our securities, regardless of whether we continue to meet the tests described above.

Based on our gross income and assets, the market price of our ordinary shares, and the nature of our business, we believe that we may have been a PFIC for the taxable year ended December 31, 2019. However, this determination is subject to uncertainty. In addition, there is a significant risk that we may be a PFIC for future taxable years, unless the market price of our ordinary shares increases or we reduce the amount of cash and other passive assets we hold relative to the amount of non-passive assets we hold. Accordingly, no assurances can be made regarding our PFIC status in one or more subsequent years, and our U.S. counsel expresses no opinion with respect to our PFIC status in the taxable year ended December 31, 2019, and also expresses no opinion with respect to our predictions or past determinations regarding our PFIC status in the past or in the future.

Under certain attribution rules, if we are a PFIC, U.S. Holders will be deemed to own their proportionate share of our PFIC subsidiaries, such subsidiaries referred to as “lower-tier PFICs,” and will be subject to U.S. federal income tax in the manner discussed below on (1) a distribution to us on the shares of a “lower-tier PFIC” and (2) a disposition by us of shares of a “lower-tier PFIC,” both as if the holder directly held the shares of such “lower-tier PFIC.”

If an entity is treated as a PFIC for any taxable year during which a U.S. Holder holds (or, as discussed in the previous paragraph, is deemed to hold) its ordinary shares, such holder will be subject to adverse U.S. federal income tax rules. In general, if a U.S. Holder disposes of shares of a PFIC (including an indirect disposition or a constructive disposition of shares of a “lower-tier PFIC”), gain recognized or deemed recognized by such holder would be allocated ratably over such holder’s holding period for the shares. The amounts allocated to the taxable year of disposition and to years before the entity became a PFIC, if any, would be treated as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for such taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax attributable to such allocated amounts. Further, any distribution in respect of shares of a PFIC (or a distribution by a lower-tier PFIC to its shareholders that is deemed to be received by a U.S. Holder) in excess of 125% of the average of the annual distributions on such shares received or deemed to be received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation in the manner described above. In addition, dividend distributions made to you will not qualify for the preferential rates of taxation applicable to long-term capital gains discussed above under “Distributions.”

Additionally, if we are characterized as a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares, we generally will continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which such U.S. Holder holds ordinary shares unless we cease to be a PFIC and such U.S. Holder makes a “deemed sale” election with respect to such ordinary shares. If such election is made, such U.S. Holder will be deemed to have sold such ordinary shares held by such U.S. Holder at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain from such deemed sale would be subject to the consequences described above.

Where a company that is a PFIC meets certain reporting requirements, a U.S. Holder can avoid certain adverse PFIC consequences described above by making a “qualified electing fund,” or QEF, election to be taxed currently on its proportionate share of the PFIC’s ordinary income and net capital gains. However, we do not intend to comply with the necessary accounting and record keeping requirements that would allow a U.S. Holder to make a QEF election with respect to us.

If we are a PFIC and our ordinary shares are “regularly traded” on a “qualified exchange,” a U.S. Holder may make a mark-to-market election with respect to our ordinary shares (but not the shares of any lower-tier PFICs), which may help to mitigate the adverse tax consequences resulting from our PFIC status (but not that of any lower-tier PFICs). Our ordinary shares will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ordinary shares are traded on a qualified exchange on at least 15 days during each calendar quarter (subject to the rule that trades that have as one of their principal purposes the meeting of the trading requirement are disregarded). The Nasdaq Capital Market is a qualified exchange for this purpose and, consequently, if the ordinary shares are regularly traded, the mark-to-market election will be available to a U.S. Holder; however, there can be no assurance that trading volumes will be sufficient to permit a mark-to-market election. In addition, because a mark-to-market election with respect to us does not apply to any equity interests in “lower-tier PFICs” that we own, a U.S. Holder generally will continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as equity interests in a PFIC for U.S. federal income tax purposes.

If a U.S. Holder makes the mark-to-market election, for each year in which we are a PFIC, the holder will generally include as ordinary income the excess, if any, of the fair market value of ordinary shares at the end of the taxable year over their adjusted tax basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted tax basis of our ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). If a U.S. Holder makes the election, the holder’s tax basis in our ordinary shares will be adjusted to reflect any such income or loss amounts. Any gain recognized on a sale or other disposition of our ordinary shares will be treated as ordinary income. Any losses recognized on a sale or other disposition of our ordinary shares will be treated as ordinary loss to the extent of any net mark-to-market gains for prior years. U.S. Holders should consult their tax advisors regarding the availability and consequences of making a mark-to-market election in their particular circumstances. In particular, U.S. Holders should consider carefully the impact of a mark-to-market election with respect to our ordinary shares if we have “lower-tier PFICs” for which such election is not available. Once made, the mark-to-market election cannot be revoked without the consent of the IRS unless our ordinary shares cease to be “regularly traded.”

If a U.S. Holder owns ordinary shares during any year in which we are a PFIC, the U.S. Holder generally will be required to file an IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with respect to the company, generally with the U.S. Holder’s federal income tax return for that year. A failure to file such form may result in penalties and may suspend the running of the statute of limitations on the tax return. If our company were a PFIC for a given taxable year, then you should consult your tax advisor concerning your annual filing requirements.

The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of these rules on the purchase, ownership and disposition of our ordinary shares, the consequences to them of an investment in a PFIC, any elections available with respect to the ordinary shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of the ordinary shares.

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of their dividend income and net gains from the disposition of ordinary shares. Each U.S. Holder that is an individual, estate or trust is urged to consult its tax advisors regarding the applicability of the Medicare tax to its income and gains in respect of its investment in our ordinary shares.

Backup Withholding Tax and Information Reporting Requirements

United States backup withholding tax and information reporting requirements may apply to certain payments to certain holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, our ordinary shares made within the United States, or by a United States payor or United States middleman, to a holder of our ordinary shares, other than an exempt recipient (including a payee that is not a United States person that provides an appropriate certification and certain other persons). A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, ordinary shares within the United States, or by a United States payor or United States middleman, to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. Any amounts withheld under the backup withholding rules will be allowed as a credit against the beneficial owner’s U.S. federal income tax liability, if any, and any excess amounts withheld under the backup withholding rules may be refunded, provided that the required information is timely furnished to the IRS.

Foreign Asset Reporting

Certain U.S. Holders are required to report information relating to an interest in our ordinary shares, subject to certain exceptions (including an exception for shares held in accounts maintained by U.S. financial institutions) by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their federal income tax return. U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of our ordinary shares.

The above description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our ordinary shares. You should consult your tax advisor concerning the tax consequences of the acquisition, ownership and disposition of our ordinary shares in your particular situation.

SELLING SHAREHOLDERS

This prospectus covers an aggregate of up to 2,522,284 ordinary shares that may be sold or otherwise disposed of by the selling shareholders pursuant to the exercise of the outstanding Warrants, which we issued to the selling shareholders in certain private placement transactions. More specifically, these include the June 12, 2019 HCW Warrants, the June 2019 Institutional Warrants, the June 5, 2019 HCW Warrants, the June 2019 Private Placement Warrants, the April 2019 Institutional Warrants, April 2019 HCW Warrants and February 2019 HCW Warrants. For more information, see “Outstanding Warrants Issued in Private Placements” above. When we refer to the “selling shareholders” in this prospectus, we mean the persons and entities listed in the table below, and their respective transferees, donees, pledgees, assignees and successors-in-interest who later come to hold any of the selling shareholders’ interests in ordinary shares other than through a public sale.

The following table sets forth certain information with respect to each selling shareholder, including (i) the ordinary shares beneficially owned by and other securities held by the selling shareholder prior to this offering, (ii) the maximum number of ordinary shares being offered by the selling shareholder pursuant to this prospectus and (iii) the selling shareholder’s beneficial ownership after completion of this offering, assuming that all of the Warrants are exercised and the underlying shares then sold. The table shows ownership by the selling shareholders of ordinary shares underlying the Warrants, as well as ordinary shares held outright and ordinary shares underlying other warrants, including the November 2018 Common Warrants and November 2018 HCW Warrants. This prospectus is limited to the resale of ordinary shares underlying the Warrants, and any additional ordinary shares held outright or underlying these other warrants are not being registered for resale under the registration statement to which this prospectus relates. As such, the table assumes only that the selling shareholders will sell the ordinary shares underlying the Warrants and does not assume sale of other ordinary shares, whether held outright or underlying these other warrants.

The table is based on information as of February 20, 2020 supplied to us by the selling shareholders, with beneficial ownership (voting and/or dispositive power) and percentage ownership determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a selling shareholder and the percentage ownership of that selling shareholder, ordinary shares subject to any warrants held by that selling shareholder that are exercisable as of February 20, 2020, or exercisable within 60 days after February 20, 2020, are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. The percentage of beneficial ownership before this offering and other information in this table is based on 12,753,903 shares outstanding as of February 20, 2020 (as reported in the Company’s 2019 Form 10-K) and assumes no exercise of any common warrants or pre-funded warrants issued in connection with such offering. The percentage of beneficial ownership after this offering and other information in this table is based on 15,276,187 shares as of February 20, 2020, assuming the resale of all ordinary shares (received upon exercise of the Warrants) covered by this prospectus and assuming no exercise of any other common warrants or pre-funded warrants previously issued by the Company.

Under the terms of the Warrants, a selling shareholder may not exercise Warrants to the extent that such selling shareholder, together with its affiliates, would beneficially own, after such exercise, more than 4.99% of the ordinary shares then outstanding (subject to the right of the selling shareholder to increase or decrease such beneficial ownership limitation upon notice to us, provided that such limitation cannot exceed 9.99%) and provided that any increase in the beneficial ownership limitation shall not be effective until 61 days after such notice is delivered. Substantially similar beneficial ownership limitations are found in other common warrants and pre-funded warrants held by certain selling shareholders. Data in the column “Number of Shares Beneficially Owned Prior to the Offering” does not reflect beneficial ownership limitations and includes ordinary shares underlying all warrants (whether or not registered hereby), irrespective of such limitations on exercise. Data in the column “Maximum Number Offered by Selling Shareholder” reflects ownership of, and data in the column “Number of Shares Beneficially Owned After the Offering” reflects sale of, only the ordinary shares underlying the Warrants as registered hereby, irrespective of such limitations on exercise. The selling shareholders may need to dispose of ordinary shares held outright in order to decrease their ownership percentage and exercise the Warrants prior to resale of the ordinary shares, and the table below does not make assumptions about the size or timing of any such dispositions.

The registration of these ordinary shares does not mean that the selling shareholders will sell or otherwise dispose of all or any of those securities. The selling shareholders may sell or otherwise dispose of all, a portion or none of such shares from time to time. We do not know the number of shares, if any, that will be offered for sale or other disposition by any of the selling shareholders under this prospectus. Furthermore, the selling shareholders may sell, transfer or dispose of the Warrants or the ordinary shares covered hereby in transactions exempt from the registration requirements of the Securities Act since the filing date of this prospectus. For more information, see “Plan of Distribution” below.

Certain of the selling shareholders are representatives of H.C. Wainwright. We and/or our affiliates have from to time to time in the past engaged and may in the future engage in investment banking and other commercial dealings in the ordinary course of business with H.C. Wainwright or its affiliates, for which they have received or may receive customary fees and expenses. H.C. Wainwright acted as lead book-running manager of our underwritten follow-on public offering in November 2018 of units consisting of ordinary shares and common warrants and pre-funded units consisting common warrants and pre-funded warrants, as placement agent in our best-efforts follow-on public offering of ordinary shares in February 2019, as placement agent in our registered direct offerings of ordinary shares and concurrent private placement of warrants in April 2019 and June 2019, as placement agent in our June 2019 private placement of warrants and as placement agent in our best-efforts public offering of units in February 2020. Otherwise, except as noted below, none of the selling shareholders to our knowledge has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates.

Selling Shareholders	Number of Shares Beneficially Owned Prior to the Offering(12)		Percent(13)	Maximum Number Offered by Selling Shareholder(14)	Number of Shares Beneficially Owned After Completion of Offering(15)	Percent(16)
Anson Funds Management LP	2,891,463	(1)	8.04%	386,153	2,600,000	6.71%
Armistice Capital Master Fund, Ltd.	1,666,666	(2)	4.99%	466,666	1,200,000	4.99%
District 2 Capital Fund LP	18,000	(3)	*	18,000	—	—
Gundyco ITF Orca Capital GmbH	33,333	(4)	*	33,333	—	—
Intracoastal Capital LLC	906,719	(5)	4.99%	302,819	603,900	3.95%
Kreos Capital V (Expert Fund) L.P.	974,185	(6)	4.99%	480,000	494,185	3.24%
Noam Rubinstein	204,284	(7)	1.60%	73,236	131,048	*
Sabby Volatility Warrant Master Fund, Ltd.	2,298,201	(8)	4.99%	602,818	1,695,383	9.99%
Michael Vasinkevich	417,037	(9)	*	149,960	267,077	*
Mark Viklund	9,374	(10)	*	6,974	2,400	*
Charles Worthman	6,485	(11)	*	2,325	4,160	*

*	Less than 1%

(1)	Holds 1,025,647 ordinary shares, November 2016 Oppenheimer Warrant to purchase 11,250 ordinary shares, April 2019 Institutional Warrants to purchase 136,153 ordinary shares, June 2019 Institutional Warrants to purchase 250,000 ordinary shares and an aggregate of 1,468,414 warrants to purchase ordinary shares from the February 2020 Institutional Warrants. Anson Funds Management LP and Anson Advisors Inc. serve as co-investment advisors of Anson Investments Master Fund LP. Anson Management GP LLC is the general partner of Anson Funds Management LP. Bruce R. Winson is principal of Anson Funds Management LP and Anson Management GP LLC, and Amin Nathoo and Moez Kassam are directors of Anson Advisors Inc. As such, Anson Funds Management LP, Anson Advisors Inc., Anson Management GP LLC, Bruce R. Winson, Amin Nathoo and Moez Kassam may be deemed to share voting and dispositive power over the ordinary shares underlying the April 2019 Institutional Warrants and June 2019 Institutional Warrants held by Anson Investments Master Fund LP. The business address of Anson Funds Management LP, Anson Management GP LLC and Mr. Winson is 5950 Berkshire Lane, Suite 210, Dallas, Texas 75225. The business address of Anson Investments Master Fund LP, Anson Advisors Inc., Mr. Nathoo and Mr. Kassam is 155 University Ave, Suite 207, Toronto, Ontario M5H 3B7.

(2)	Holds June 2019 Private Placement Warrants to purchase 466,666 ordinary shares and an aggregate of 1,200,000 warrants to purchase ordinary shares from the February 2020 Institutional Warrants. Armistice Capital, LLC is the investment manager of Armistice Capital Master Fund, Ltd., and Steven Boyd is the managing member of Armistice Capital, LLC and the director of Armistice Capital Master Fund, Ltd. As such, Armistice Capital Master Fund, Ltd., Armistice Capital, LLC and Mr. Boyd may be deemed to share voting and dispositive power over the ordinary shares and June 2019 Private Placement Warrants held by Armistice Capital Master Fund, Ltd. The business address of Armistice Capital, LLC and Mr. Boyd is 510 Madison Avenue, 7th Floor, New York, New York 10022. The business address of Armistice Capital Master Fund, Ltd. is 20 Genesis Close, P.O. Box 314, Grand Cayman KY1-1104, Cayman Islands.

(3)	Holds June 2019 Private Placement Warrants to purchase 18,000 ordinary shares. District 2 Capital LP is the investment manager of District 2 Capital Fund LP, and District 2 GP LLC is the general partner of District 2 Capital LP. District 2 Holdings LLC is the managing member of the general partner. As such, District 2 Capital Fund LP, District 2 Capital LP, District 2 GP LLC and District 2 Holdings LLC may be deemed to share voting and dispositive power over the ordinary shares underlying the June 2019 Private Placement Warrants held by District 2 Capital Fund LP. The business address of District 2 Capital Fund LP, District 2 Capital LP, District 2 GP LLC and District 2 Holdings LLC is 175 W. Carver Street, Huntington, New York 11743.

(4)	Holds June 2019 Private Placement Warrants to purchase 33,333 ordinary shares. The business address of Gundyco ITF Orca Capital GmbH is Sperlring 2, 85276 Hettenshausen, Germany.

(5)	Holds November 2016 Oppenheimer Warrants to purchase 3,900 ordinary shares, April 2019 Institutional Warrants to purchase 136,152 ordinary shares, June 2019 Institutional Warrants to purchase 166,667 ordinary shares and an aggregate of 600,000 warrants to purchase ordinary shares from the February 2020 Institutional Warrants. Mitchell P. Kopin and Daniel B. Asher may be deemed to share voting and dispositive power over the ordinary shares and April 2019 Institutional Warrants held by Intracoastal Capital LLC. The business address of Mr. Kopin and Intracoastal Capital LLC is 245 Palm Trail, Delray Beach, Florida 33483. The principal business office of Mr. Asher is 111 W. Jackson Boulevard, Suite 2000, Chicago, Illinois 60604.

(6)	Holds 494,185 ordinary shares and June 2019 Private Placement Warrants to purchase 480,000 ordinary shares. Raoul Stein is the general partner of Kreos Capital V (Expert Fund) L.P. and may be deemed to share voting and dispositive power over the ordinary shares and the June 2019 Private Placement Warrants held by Kreos Capital V (Expert Fund) L.P. The business address of Mr. Stein and Kreos Capital V (Expert Fund) L.P., which is organized under the laws of Jersey, is 47 Esplanade, St. Helier, Jersey JE1 0BD.

(7)	Holds November 2018 HCW Warrants to purchase 25,208 ordinary shares, February 2019 HCW Warrants to purchase 14,364 ordinary shares, April 2019 HCW Warrants to purchase 15,440 ordinary shares, June 5, 2019 HCW Warrants to purchase 27,682 ordinary shares, June 12, 2019 HCW Warrants to purchase 15,750 ordinary shares and warrants to purchase 105,840 ordinary shares in connection with the February 2020 Public Offering issued to the selling shareholder as a representative of H.C. Wainwright. The business address is c/o H.C. Wainwright & Co., LLC, 430 Park Avenue, 4th Floor, New York, New York 10022.

(8)	Holds 495,383 ordinary shares, April 2019 Institutional Warrants to purchase 136,152 ordinary shares, June 2019 Private Placement warrants to purchase 466,666 ordinary shares and an aggregate of 1,200,000 warrants to purchase ordinary shares from the February 2020 Institutional Warrants. Sabby Management, LLC, the investment manager of Sabby Volatility Warrant Master Fund, Ltd., and Hal Mintz, manager of Sabby Management, LLC, may be deemed to share voting and dispositive power with respect to these securities. Each of Sabby Management, LLC and Hal Mintz disclaims beneficial ownership over the securities listed except to the extent of their pecuniary interest therein. The principal business address of Sabby Volatility Warrant Master Fund, Ltd. is c/o Ogier Fiduciary Services (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9007, Cayman Islands. The principal business address of Sabby Management, LLC and Hal Mintz is 10 Mountainview Road, Suite 205, Upper Saddle River, New Jersey 07458.

(9)	Holds November 2018 HCW Warrants to purchase 51,617 ordinary shares, February 2019 HCW Warrants to purchase 29,412 ordinary shares, April 2019 HCW Warrants to purchase 31,615 ordinary shares, June 5, 2019 HCW Warrants to purchase 56,683 ordinary shares, June 12, 2019 HCW Warrants to purchase 32,250 ordinary shares and warrants to purchase 215,460 ordinary shares in connection with the February 2020 Public Offering issued to the selling shareholder as a representative of H.C. Wainwright. The business address is c/o H.C. Wainwright & Co., LLC, 430 Park Avenue, 4th Floor, New York, New York 10022.

(10)	Holds November 2018 HCW Warrants to purchase 2,400 ordinary shares, February 2019 HCW Warrants to purchase 1,368 ordinary shares April 2019 HCW Warrants to purchase 1,470 ordinary shares, June 5, 2019 HCW Warrants to purchase 2,636 ordinary shares and June 12, 2019 HCW Warrants to purchase 1,500 ordinary shares issued to the selling shareholder as a representative of H.C. Wainwright. The business address is c/o H.C. Wainwright & Co., LLC, 430 Park Avenue, 4th Floor, New York, New York 10022.

(11)	Holds November 2018 HCW Warrants to purchase 800 ordinary shares, February 2019 HCW Warrants to purchase 456 ordinary shares, April 2019 HCW Warrants to purchase 490 ordinary shares, June 5, 2019 HCW Warrants to purchase 879 ordinary shares, June 12, 2019 HCW Warrants to purchase 500 ordinary shares and warrants to purchase 3,360 ordinary shares in connection with the February 2020 Public Offering issued to the selling shareholder as a representative of H.C. Wainwright. The business address is c/o H.C. Wainwright & Co., LLC, 430 Park Avenue, 4th Floor, New York, New York 10022.

(12)	Includes all ordinary shares held outright and ordinary shares underlying all warrants, whether or not registered hereby, and whether or not they may be exercised due to beneficial ownership limitations on exercise discussed in footnote 13 below.

(13)	Under the terms of the Warrants, a selling shareholder may not exercise Warrants to the extent that such selling shareholder, together with its affiliates, would beneficially own, after such exercise, more than 4.99% of the ordinary shares then outstanding (subject to the right of the selling shareholder to increase or decrease such beneficial ownership limitation upon notice to us, provided that such limitation cannot exceed 9.99%) and provided that any increase in the beneficial ownership limitation shall not be effective until 61 days after such notice is delivered. Substantially similar beneficial ownership limitations are found in other common warrants and pre-funded warrants held by certain selling shareholders.

(14)	Represents the maximum number of ordinary shares that may be offered based on the assumption that all of the outstanding Warrants held by the selling shareholder will be exercised for cash, irrespective of limitations on exercise discussed in footnote 13 above.

(15)	Represents the number of ordinary shares that will be beneficially owned, irrespective of limitations on exercise discussed in footnote 13 above, by each selling shareholder after completion of this offering. Each number is based on the assumptions that (i) all of the ordinary shares registered for resale by the registration statement of which this prospectus is a part will be sold (following exercise of the Warrants), (ii) no other ordinary shares will be sold (including ordinary shares held outright or underlying other warrants owned as of the date of this prospectus) or acquired by the selling shareholder before completion of this offering and (iii) no exercise of any other common warrants or pre-funded warrants issued by the Company, including in connection with the February 2020 Public Offering.

(16)	Each applicable percentage ownership following the offering is based on 15,276,187 shares outstanding as of February 20, 2020, assuming the resale of all ordinary shares (received upon exercise of the Warrants) covered by this prospectus.

PLAN OF DISTRIBUTION

The selling shareholders, including their transferees, donees, pledgees, assignees and successors-in-interest, may sell, transfer or otherwise dispose of any or all of the ordinary shares offered by this prospectus from time to time. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. These sales may be at fixed or negotiated prices. A selling shareholder may only use one or more of the following methods when selling the shares:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	short sales, whether through a broker-dealer or itself;

●	transactions through broker-dealers that agree with the selling shareholders to sell a specified number of shares at a stipulated price per share;

●	through the writing or settlement of options, swaps or other hedging transactions, whether through an options exchange or otherwise;

●	sales in other ways not involving market makers or established trading markets, including direct sales to institutions or individual purchasers; or

●	a combination of any such methods of sale.

The selling shareholders may also determine to sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions, discounts or concessions from the selling shareholders or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser in amounts to be negotiated.

In connection with a sale of the shares or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the ordinary shares in the course of hedging the positions they assume. The selling shareholders may also sell our ordinary shares short and deliver these securities to close out short positions, or loan or pledge the ordinary shares to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus.

The selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions or concessions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Because the selling shareholders may be deemed to be “underwriters” within the meaning of the Securities Act, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act.

To our knowledge, there are currently no plans, arrangements or understandings between the selling shareholders and any underwriter, broker-dealer or agent regarding the sale of the shares covered by this prospectus by such selling shareholders. If any selling shareholder notifies us that a material arrangement has been entered into with a broker-dealer or other agent for the sale of shares through a block trade or certain other methods, we may be required to file an amendment to this prospectus pursuant to applicable SEC rules promulgated under the Securities Act.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to our ordinary shares for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of our ordinary shares by the selling shareholders or any other person. We will make copies of this prospectus available to the selling shareholders and have informed the selling shareholders of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

We will not receive any proceeds from the sale of the shares by the selling shareholders. Other than in connection with indemnification, we will bear only the costs, expenses and fees in connection with the registration of the shares (which do not include the fees and expenses of any selling shareholder counsel). The selling shareholders will also pay any commissions, discounts and transfer taxes attributable to the sales of the shares. We have agreed to indemnify the selling shareholders that hold the April 2019 Institutional Warrants against certain liabilities in connection with the offering of the ordinary shares underlying such warrants, including liabilities arising under the Securities Act. The selling shareholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

LEGAL MATTERS

Certain legal matters with respect to Israeli law and with respect to the validity of the offered ordinary shares under Israeli law will be passed upon for us by Goldfarb Seligman & Co., Tel Aviv, Israel. Certain legal matters with respect to the United States federal securities laws and New York law relating to the offering will be passed upon for us by White & Case LLP, New York, New York.

EXPERTS

The consolidated financial statements as of December 31, 2018 and 2017 included in our 2019 Form 10-K and incorporated by reference into this prospectus, have been audited by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm, as set forth in its report thereon and appearing therein (which report contains an explanatory paragraph regarding the Company’s ability to continue as a going concern as described in Note 1i to the consolidated financial statements), and are included in reliance upon such report given on the authority of such firm as an expert in accounting and auditing. The offices of Kost, Forer Gabbay& Kasierer are located at 144 Menachem Begin Road, Tel Aviv, 6492102.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the securities offered by this prospectus. However, as is permitted by the rules and regulations of the SEC, this prospectus, which is part of our registration statement on Form S-1, omits certain non-material information, exhibits, schedules and undertakings set forth in the registration statement. For further information about us and the securities offered by this prospectus, please refer to the registration statement.

We are subject to the information reporting requirements of the Exchange Act applicable to U.S. domestic issuers and, as such, file annual, quarterly and current reports, proxy statements and other information with the SEC.

You may read and copy the registration statement, including the related exhibits and schedules, and any document we file or have filed with the SEC. The SEC maintains an internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are available to the public through the SEC’s website at http://www.sec.gov.

We maintain a corporate website at www.rewalk.com. Information that we furnish to or file with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to, or exhibits included in, these reports, are available for download, free of charge, on our website as soon as reasonably practicable after such materials are filed or furnished with the SEC. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to other documents which we have filed or will file with the SEC. We are incorporating by reference in this prospectus the documents listed below and all amendments or supplements we may file to such documents after the effective date of this prospectus and prior to the termination of the offering under this prospectus:

●	our annual report on Form 10-K for the fiscal year ended December 31, 2019 filed with the SEC on February 20, 2020;

●	our current report on Form 8-K filed with the SEC on March 6, 2020;

●	our current report on Form 8-K filed with the SEC on February 10, 2020;

●	the description of our ordinary shares contained in our registration statement on Form 8-A (File No. 001-33612) filed with the SEC on September 2, 2014, including any subsequent amendment or any report filed for the purpose of updating such description.

In addition, we incorporate by reference into this prospectus any filings we make with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the effective date of the registration statement to which this prospectus relates and until the termination of the offering thereunder. Notwithstanding the foregoing, no information is incorporated by reference in this prospectus or any prospectus supplement hereto where such information under applicable forms and regulations of the SEC is not deemed to be “filed” under Section 18 of the Exchange Act or otherwise subject to the liabilities of that section, unless we indicate in this prospectus or the report or filing containing such information that the information is to be considered “filed” under the Exchange Act or is to be incorporated by reference in this prospectus or any prospectus supplement hereto.

Certain statements in and portions of this prospectus update and replace information in the above-listed documents incorporated by reference. Likewise, statements in or portions of a future document incorporated by reference in this prospectus may update and replace statements in and portions of this prospectus or the above-listed documents.

We will provide you without charge, upon your written or oral request, a copy of any of the documents incorporated by reference in this prospectus, other than exhibits to such documents which are not specifically incorporated by reference into such documents. Please direct your written or telephone requests to ReWalk Robotics Ltd., 200 Donald Lynch Blvd., Marlborough, MA 01752, Attn: Investor Relations, or ir@rewalk.com, telephone number (508) 251-1154.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the State of Israel. It may be difficult to obtain service of process within the United States upon us, upon our directors and executive officers, a majority of whom reside outside of the United States, and upon those Israeli experts named in this prospectus who reside outside of the United States. Furthermore, because a majority of our assets and a majority of our directors and executive officers are located outside of the United States, any judgment obtained in the United States against us, certain of our directors and executive officers or the Israeli experts named herein may be difficult to collect within the United States.

We have been informed by our legal counsel in Israel, Goldfarb Seligman & Co., Tel Aviv, that it may be difficult to assert U.S. securities laws claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact which can be a time-consuming and costly process. Matters of procedure will also be governed by Israeli law.

We have irrevocably appointed our subsidiary, ReWalk Robotics Inc., which is incorporated in Delaware, as our agent to receive service of process in any action against us in any United States federal or state court arising out of offerings or sales pursuant to this prospectus or any purchase or sale of securities in connection with this prospectus. Subject to specified time limitations and legal procedures, Israeli courts may enforce a non-appealable foreign judgment in a civil matter, provided that, among other things:

●	the judgment is obtained after due process before a court of competent jurisdiction, according to the laws of the foreign state in which the judgment is given and the rules of private international law currently prevailing in Israel;

●	the prevailing law of the foreign state in which the judgment is rendered allows for the enforcement of judgments of Israeli courts;

●	adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard and to present his or her evidence;

●	the judgment is not contrary to the public policy of Israel, and the enforcement of the civil liabilities set forth in the judgment is not likely to impair the security or sovereignty of Israel;

●	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties;

●	an action between the same parties in the same matter was not pending in any Israeli court at the time the lawsuit was instituted in the foreign court; and

●	the judgment is enforceable according to the laws of Israel and according to the law of the foreign state in which the relief was granted.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. Traditionally, in an action before an Israeli court to recover an amount in a non-Israeli currency, the Israeli court issues a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus a per-annum statutory rate of interest set on a quarterly basis by Israeli regulations. Judgment creditors must bear the risk of unfavorable exchange rates. The trend in recent years has increasingly been for Israeli courts to enforce a foreign judgment in the foreign currency specified in the judgment, in which case there are also applicable rules regarding the payment of interest.

ReWalk Robotics Ltd.

2,522,284 Ordinary Shares

Issuable upon Exercise of Outstanding Warrants

to Be Sold by Selling Shareholders

March 10, 2020